Execution Version

EQUITY INTEREST PURCHASE AGREEMENT
by and among

THE SELLERS LISTED HEREIN,
SELLERS REPRESENTATIVE

and

TETRA TECHNOLOGIES, INC.
FEBRUARY 13, 2018

Exhibits
Exhibit A −     Earnout Business G&A
Exhibit B −     Lock-Up Agreements
Exhibit C −    List of Seller(s)
Exhibit D −    Earnout Statement

Schedules
Schedule 1.1(a)    Permitted Liens
Schedule 2.3(a)    Estimated Net Working Capital
Schedule 3.1(b)    Jurisdictions
Schedule 3.3    Capitalization; Title to Equity Interests
Schedule 3.5(b)    Consents of Third Parties
Schedule 3.6    Financial Statements
Schedule 3.7    Undisclosed Liabilities
Schedule 3.8    Absence of Certain Changes
Schedule 3.9    Taxes
Schedule 3.10(a)    Real Property
Schedule 3.10(d)    Status of Leased Real Property
Schedule 3.11    Personal Property Leases
Schedule 3.12    Intellectual Property
Schedule 3.13(a)    Material Contracts
Schedule 3.13(c)    Status of Material Contracts
Schedule 3.14(a)    Employee Benefit Plans
Schedule 3.14(j)    Compensation and Benefits Resulting From Transaction
Schedule 3.15(d)    Company Employees, Consultants and Contractors
Schedule 3.15(e)    Employee Status
Schedule 3.15(f)    Compliance with Labor Laws
Schedule 3.16(a)    Litigation
Schedule 3.16(b)    Orders
Schedule 3.17(b)    Permits
Schedule 3.17(d)    Agents
Schedule 3.18    Environmental Matters; Environmental Permits
Schedule 3.19(a)    Title
Schedule 3.19(b)    Condition of Assets
Schedule 3.20    Financial Advisors
Schedule 3.21    Insurance Policies
Schedule 3.22    Affiliate Transactions
Schedule 3.23    Bank Accounts
Schedule 3.24    Material Customers, Material Vendors
Schedule 4.3    Purchaser Conflicts; Consents of Third Parties
Schedule 6.1(a)    Sales Commissions
Schedule 7.1(p)    Required Consents for Closing
Schedule 8.2(a)    Indemnification Matters

i

EQUITY INTEREST PURCHASE AGREEMENT
THIS EQUITY INTEREST PURCHASE AGREEMENT (this “Agreement”), dated as of February 13, 2018, is by and among each of the Sellers (as defined below), the Sellers Representative (as defined below) and TETRA TECHNOLOGIES, INC., a Delaware corporation (“Purchaser”). Sellers, Sellers Representative and Purchaser are sometimes referred to in this Agreement collectively as the “Parties” and each individually as a “Party.”
WHEREAS, Sellers own 100% of the issued and outstanding equity interests in Swiftwater Energy Services, LLC, an Oklahoma limited liability company (the “Company”);
WHEREAS, the Sellers desire to sell, and Purchaser desires to acquire, all of the issued and outstanding equity interests in the Company (collectively, the “Equity Interests”) in consideration of the Transaction Consideration (as defined below), subject to the terms and conditions set forth in this Agreement.
NOW, THEREFORE, in consideration of the mutual covenants, representations, and warranties made in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which hereby are acknowledged, the Parties agree as follows:
Article I
DEFINITIONS; INTERPRETATION
Section 1.1    Definitions.
(a)    Certain Definitions. For purposes of this Agreement, the following terms shall have the meanings specified in this Section 1.1:
“2018 Earnout Period” means the period beginning on (and including) January 1, 2018 and ending on (and including) December 31, 2018.
2    “2018 EBITDA Earnout Amount” means:
(i)    if the EBITDA for the 2018 Earnout Period is less than $29,000,000 then $0;
(ii)    if the EBITDA for the 2018 Earnout Period is equal to or greater than $29,000,000 and less than $37,000,000, then a correspondingly linear amount between $0 and $6,700,000; or
(iii)    if the EBITDA for the 2018 Earnout Period is equal to or greater than $37,000,000, then $6,700,000;
provided, however, that in no event shall the 2018 EBITDA Earnout Amount with respect to the 2018 Earnout Period exceed $6,700,000.

The threshold EBITDA amount of $29,000,000 and target EBITDA amount of $37,000,000 are each based upon an assumed level of capital expenditures by the Earnout Business of $15,900,000 during the 2018 Earnout Period. If the capital expenditures of the Earnout Business in the 2018 Earnout Period exceed $15,900,000, then the amounts of $29,000,000 and $37,000,000 shall each be increased for the amounts of capital expenditures in excess of $15,900,000 on a pro-rata basis at a return on capital of seventy-five percent (75%), effective with the first month after receipt of the fixed asset relating to such excess capital expenditure.
By way of example, assume an additional $1,000,000 in capital expenditures is received in May 2018. The threshold and target EBITDA levels for the 2018 Earnout Period increase in accordance with the following formula:

Increase = Excess CAPEX x 0.75 x Number of Months
$375,000 = $1,000,000 x 0.75 x 6/12
Where:

Increase =	the amount of increase in the threshold and target EBITDA

Excess CAPEX =	the capital expenditure in excess of $15,900,000

Number of Months =	the number of remaining months in 2018 following the month of receipt divided by 12

3    “2018 Revenue Earnout Amount” means:
(i)    if the Revenue for the 2018 Earnout Period is less than $132,000,000, then $0;
(ii)    if the Revenue for the 2018 Earnout Period is equal to or greater than $132,000,000 and less than $142,000,000, then a correspondingly linear amount between $0 and $3,300,000; or
(iii)    if the Revenue for the 2018 Earnout Period is equal to or greater than $142,000,000, then $3,300,000;
provided, however, that in no event shall the 2018 Revenue Earnout Amount with respect to the 2018 Earnout Period exceed $3,300,000.
4    “2019 Earnout Period” means the period beginning on (and including) January 1, 2019 and ending on (and including) December 31, 2019.

5    “2019 EBITDA Earnout Amount” means:
(i)    if the EBITDA for the 2019 Earnout Period is less than $45,000,000, then $0;
(ii)    if the EBITDA for the 2019 Earnout Period is equal to or greater than $45,000,000 and less than $60,000,000, then a correspondingly linear amount between $0 and $3,300,000;
(iii)    if the EBITDA for the 2019 Earnout Period is equal to or greater than $60,000,000, then $3,300,000;
provided, however, that in no event shall the 2019 EBITDA Earnout Amount with respect to the 2019 Earnout Period exceed $3,300,000.
The threshold EBITDA amount of $45,000,000 and target amount of $60,00,000 for the 2019 Earnout Period are each based upon an assumed level of capital expenditures by the Earnout Business of $15,900,00 during the 2018 Earnout Period and $14,500,000 during the 2019 Earnout Period. If the capital expenditures of the Earnout Business in the 2018 Earnout Period exceed $15,900,000, and/or the capital expenditures of the Earnout Business in the 2019 Earnout Period exceed $14,500,000, then the amounts of $45,000,000 and $60,000,000 shall each be increased for the amounts of capital expenditures in excess of $15,900,000 during the 2018 Earnout Period and $14,500,000 during the 2019 Earnout Period on a pro-rata basis at a return on capital of seventy-five percent (75%), effective with the first month after receipt of the fixed asset relating to such excess capital expenditure.
By way of example, assume an additional $1,000,000 in capital expenditures is received in May 2018. The threshold and target EBITDA levels for the 2019 Earnout Period increase in accordance with the following formula:

Increase = Excess CAPEX x 0.75 x Number of Months
$750,000 = $1,000,000 x 0.75 x 12/12
Where:

Increase =	the amount of increase in the threshold and target EBITDA

Excess CAPEX =	the capital expenditure in the 2018 Earnout Period in excess of $15,900,000 and in the 2019 Earnout Period in excess of $14,500,000, as applicable

Number of Months =
the number of remaining months in 2019 following the month of receipt divided by 12. As it relates to the 2019 Earnout Period, any excess capital expenditures received in 2018 will result in twelve (12) remaining months in 2019 Earnout Period.

6    “2019 Revenue Earnout Amount” means:
(i)    if the Revenue for the 2019 Earnout Period is less than $162,100,000, then $0;
(ii)    if the Revenue for the 2019 Earnout Period is equal to or greater than $162,100,000 and less than $200,000,000, then a correspondingly linear amount between $0 and $1,700,000; or
(iii)    if the Revenue for the 2019 Earnout Period is equal to or greater than $200,000,000, then $1,700,000;
provided, however, that in no event shall the 2019 Revenue Earnout Amount with respect to the 2019 Earnout Period exceed $1,700,000.
7    “Actual Cumulative EBITDA” means the sum of the EBITDA for the 2018 Earnout Period and the 2019 Earnout Period.
8    “Actual Cumulative Revenue Earnout Amount” means the sum of the 2018 Revenue Earnout Amount and the 2019 Revenue Earnout Amount.
9    “Affiliate” means, with respect to any Person, any other Person that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person, and the term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of more than 50% of the voting securities, by contract or otherwise.
10    “Books and Records” means all files, documents, instruments, books, reports, records, letters, customer lists, regulatory filings, operating data and plans, technical documentation (design specifications, functional requirements, operating instructions, logic manuals, flow charts, etc.), user documentation (installation guides, user manuals, training materials, release notes, working papers, etc.), marketing documentation (sales brochures, flyers, pamphlets, web pages, etc.), and other similar materials (whether stored in print, magnetic tapes, computer disks, or any other digital or electronic media) in the possession or control of Sellers or the Company and related to the Company.
11    “Business” means the business of providing water management and water solutions to oil and gas operators including (i) fluid and water transfer services for hydraulic fracturing operations, (ii) poly pipe services and rentals, (iii) pipeline engineering, construction, installation, maintenance and repair services for surface and sub-surface pipelines and facilities to transfer fresh water, production water, oil and natural gas, (iv) production water treatment and recycling, including water treatment services utilizing chlorine dioxide treatment, (v) liner and containment services for both fresh and produced water, (vi) water sourcing services, (vii) equipment rentals, and (viii) field and technical consulting services, in each case as conducted by the Company as of the date of this Agreement.
12    “Business Day” means any day except Saturday, Sunday or any U.S. federal holiday.
13    “CCLP” means CSI Compressco LP, a Delaware limited partnership.
14    “COBRA” means Section 4980B of the Code, Part 6 of Subtitle B of Title I of ERISA and any similar state Law.
15    “Code” means the Internal Revenue Code of 1986, as amended.
16    “Company Taxes” means (i) any Liability for Taxes of the Company for any Pre‑Closing Tax Period which is in excess of the amount of such Liability for Taxes included in the calculation of the Final Closing Net Working Capital and (ii) any Liability for Taxes for which the Company or the Purchaser or any of its Affiliates is held liable under Treasury Regulations Section 1.1502-6 (or any analogous provision of state, local or foreign Law) by reason of the Company being included in a consolidated, affiliated, combined or unitary group on or before the Closing Date or for which the Company is or has been liable as a transferee or successor, by Contract or otherwise.
17    “Contract” means any written agreement, arrangement, contract, commitment, purchase order, work order, note, instrument, indenture, guarantee, lease, sublease, license or sublicense, including any amendments and other modifications thereto.
18    “Cumulative Earnout Period” means the period beginning on (and including) January 1, 2018 and ending on (and including) December 31, 2019.
19    “Current Assets” means, with respect to the Company, the following current assets of the Company, as determined in accordance with GAAP (calculated without giving effect to any purchase accounting adjustments resulting from the consummation of the transactions contemplated hereby): (i) accounts receivable, net (ii) inventory, (iii) prepaid expenses, and (iv) accrued revenues. For the avoidance of doubt, Current Assets shall not include (x) cash and cash equivalents, and (y) prepayments and deposits related to the purchase of fixed assets.
20    “Current Liabilities” means, with respect to the Company, the current liabilities of the Company, as determined in accordance with GAAP (calculated without giving effect to any purchase accounting adjustments resulting from the consummation of the transactions contemplated hereby): accounts payable, (ii) accrued liabilities (payroll), (iii) accrued taxes, and (iv) other current liabilities. For the avoidance of doubt, Current Liabilities shall not include any (x) Specified Indebtedness of the Company as of the Closing and Transaction Expenses, (y) capital leases and notes payable related to the purchase of fixed assets, and (z) trade payables related to the purchase of fixed assets.

21    “Earnout Amount” means (i) for the 2018 Earnout Period, the sum of the 2018 EBITDA Earnout Amount and the 2018 Revenue Earnout Amount; provided, that the Earnout Amount for the 2018 Earnout Period shall not exceed $10,000,000, (ii) for the 2019 Earnout Period, the sum of the 2019 EBITDA Earnout Amount and the 2019 Revenue Earnout Amount; provided that the Earnout Amount for the 2019 Earnout Period does not exceed $5,000,000, and (iii) for the Cumulative Earnout Period, the Cumulative Revenue Make Up Amount, if applicable. In no event will the aggregate Earnout Amount exceed $15,000,000.
22    “Earnout Business” means (i) the Business, as conducted by the Company on the date of this Agreement, and (ii) Purchaser’s water management business as conducted by Purchaser and its Subsidiaries from time to time during the Earnout Period, including, without limitation, water blending, water treatment, water transfer, water storage, automation and monitoring, production testing, flow back, completion fluids and filtration services, in each case, solely as conducted in the Permian Basin Region.
23    “Earnout Business G&A” means, with respect to the applicable Earnout Period, those selling, general and administrative expenses incurred by the Earnout Business during such Earnout Period other than any corporate or division overhead expenses of Purchaser or any of its Affiliates (other than the Company). The Earnout Business G&A shall be calculated substantially in accordance with the format of Exhibit A and the provisions set forth therein.
24    “Earnout Period” means the 2018 Earnout Period, the 2019 Earnout Period or the Cumulative Earnout Period, as applicable.
25    “EBITDA” means, with respect to the applicable Earnout Period (i) the Revenues for such Earnout Period minus (ii) the sum of the operating costs for the Earnout Business and the Earnout Business G&A for such Earnout Period.
26    “Employee” means all individuals, as of the date hereof, who are employed by the Company, together with individuals who are hired by the Company in accordance with the terms of this Agreement after the date hereof and prior to the Closing.
27    “Environmental Claim” means any Legal Proceeding, Order, lien, fine, penalty, or, as to each, any settlement or judgment arising therefrom, by or from any Person alleging liability of whatever kind or nature (including liability or responsibility for the costs of enforcement proceedings, investigations, cleanup, governmental response, removal or remediation, natural resources damages, property damages, personal injuries, penalties, contribution, indemnification and injunctive relief) arising out of, based on or resulting from: (a) the presence, Release of, or exposure to, any Hazardous Materials; or (b) any actual or alleged non-compliance with any Environmental Law or term or condition of any Environmental Permit.
28    “Environmental Law” means any applicable Law, and any Order or binding agreement with any Governmental Body: (a) relating to pollution (or the prevention, abatement or cleanup thereof) or the protection of natural resources, endangered or threatened species, human health or safety, or the environment (including ambient air, soil, surface water or groundwater, or subsurface strata); (b) concerning the presence of, exposure to, or the management, manufacture, use, containment, storage, recycling, reclamation, reuse, treatment, generation, discharge, transportation, processing, production, disposal or remediation of any Hazardous Materials; or (c) the safety of employees or other individuals. Without limiting the generality of the foregoing, the term “Environmental Law” includes the following (including their implementing regulations and any state analogs): the Comprehensive Environmental Response, Compensation, and Liability Act of 1980 (“CERCLA”), as amended by the Superfund Amendments and Reauthorization Act of 1986, 42 U.S.C. §§ 9601 et seq.; the Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act of 1976, as amended by the Hazardous and Solid Waste Amendments of 1984, 42 U.S.C. §§ 6901 et seq.; the Federal Water Pollution Control Act of 1972, as amended by the Clean Water Act of 1977, 33 U.S.C. §§ 1251 et seq.; the Toxic Substances Control Act of 1976, as amended, 15 U.S.C. §§ 2601 et seq.; the Emergency Planning and Community Right-to-Know Act of 1986, 42 U.S.C. §§ 11001 et seq.; and the Clean Air Act of 1966, as amended by the Clean Air Act Amendments of 1990, 42 U.S.C. §§ 7401 et seq.; the Occupational Safety and Health Act of 1970, as amended, 29 U.S.C. §§ 651 et seq.; the Oil Pollution Act of 1990, as amended, 33 U.S.C. §§ 2701 et seq.
29    “Environmental Notice” means any written directive, notice of violation or infraction, or notice respecting any Environmental Claim relating to actual or alleged non-compliance with any Environmental Law or any term or condition of any Environmental Permit.
30    “Environmental Permit” means any Permit, consent, waiver, closure, exemption or other action required under or issued, granted, given, authorized by or made pursuant to Environmental Law.
31    “ERISA” means the Employment Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.
32    “Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.
33    “Final Closing Statement” means the final Closing Statement calculating the Closing Net Working Capital, as prepared in accordance with the procedures set forth in Section 2.4.
34    “Final Closing Net Working Capital” means the final Closing Net Working Capital as determined in accordance with the procedures set forth in Section 2.4.
35    “Fundamental Representations” means (i) with respect to the Sellers, the representations and warranties contained in Section 3.1, Section 3.2, Section 3.3, Section 3.5(a), and Section 3.20, and (ii) with respect to the Purchaser, the representations and warranties contained in Section 4.1, Section 4.2, Section 4.5 and Section 4.9.
36    “GAAP” means generally accepted accounting principles in the United States as of the date hereof, as historically applied by the Company.

37    “Governing Documents” means (a) with respect to any Person that is a corporation, its articles or certificate of incorporation or memorandum and articles of association, and its bylaws; (b) with respect to any Person that is a partnership, its certificate of partnership or certificate of formation, and its partnership agreement; (c) with respect to any Person that is a limited liability company, its articles of organization or certificate of formation and its limited liability company agreement or operating agreement; (d) with respect to any Person that is a trust or other entity, its declaration or agreement of trust or other constituent document; (e) with respect to any other Person, its comparable governing instruments as required or contemplated by the Laws of its jurisdiction of organization; (f) in each case, all related equityholders’ agreements, voting agreements, voting trust agreements, joint venture agreements or registration rights agreements; and (g) any amendment or supplement to any of the foregoing.
38    “Governmental Body” means any government or governmental or regulatory body thereof, or political subdivision thereof, whether foreign, federal, state, or local, or any agency, instrumentality or authority thereof, or any court or arbitrator (public or private).
39    “Hazardous Material” means any substance, material or waste which is regulated by any Governmental Body, including petroleum and its by-products, asbestos, and any material or substance which is defined as a “hazardous waste,” “hazardous substance,” “hazardous material,” “restricted hazardous waste,” “industrial waste,” “solid waste,” “contaminant,” “pollutant,” “toxic waste” or “toxic substance” under any provision of Environmental Law.
40    “Immediate Family Member” means an “immediate family member” as such term is used in Item 404 of Regulation S-K promulgated under the Exchange Act.
41    “Indebtedness” of any Person means, without duplication, (i) the principal of and premium (if any) in respect of (A) indebtedness of such Person for borrowed money and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable; (ii) all obligations of such Person issued or assumed as the deferred purchase price of property or services, all conditional sale obligations of such Person and all obligations of such Person under any title retention agreement (but excluding trade accounts payable and other accrued current liabilities arising in the Ordinary Course of Business); (iii) all obligations of such Person under leases required to be capitalized in accordance with GAAP; (iv) all obligations of such Person for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction; (v) any indebtedness secured by a Lien on any of the properties or assets of the Company; (vi) all obligations of the type referred to in clauses (i) through (v) above of any Persons for the payment of which such Person is responsible or liable, directly or indirectly, as obligor, guarantor, surety or otherwise, including guarantees of such obligations; (vii) all obligations of the type referred to in clauses (i) through (vi) of other Persons secured by any Lien on any property or asset of such Person (whether or not such obligation is assumed by such Person); and (viii) accrued interest in respect of any of the obligations or liabilities described in clauses (i) through (vii), and all premiums, penalties, charges, fees, expenses and such other amounts that are due and payable in connection with the payment and satisfaction of such obligations or liabilities arising from or in connection with the consummation of the transactions contemplated by this Agreement. For the avoidance of doubt, with respect to the Company, Indebtedness shall not include accounts payable to trade creditors in the Ordinary Course of Business and accrued expenses arising in the Ordinary Course of Business, in each case, only to the extent included in Net Working Capital.
42    “Indemnity Escrow Agent” means the escrow agent designated pursuant to the Indemnity Escrow Agreement.
43    “Indemnity Escrow Agreement” means the Escrow Agreement to be entered into effective as of the Closing Date by and among Sellers Representative, Purchaser and Indemnity Escrow Agent in a form mutually acceptable to the Sellers Representative and Purchaser.
44    “Indemnity Escrow Amount” means $1,150,000.
45    “Indemnity Escrow Fund” means, on the date of determination, the Indemnity Escrow Amount, as the same may be reduced by amounts paid in satisfaction of indemnification claims pursuant to this Agreement and amounts otherwise distributed pursuant to this Agreement and the Indemnity Escrow Agreement.
46    “Intellectual Property” means all intellectual property rights owned by the Company including those arising from or in respect of the following: (i) all trademarks, service marks, trade names, service names, brand names, all trade dress rights, logos, and corporate names and general intangibles of a like nature, together with the goodwill associated with any of the foregoing, and all applications, registrations and renewals thereof; (ii) all Software and Technology owned by the Company; (iii) all internet domain names, internet websites, uniform resource locators (URLs) and alphanumeric designations associated therewith, and all applications for registration and registrations thereof; (iv) issued patents and patent applications (whether provisional or non‑provisional), including divisionals, continuations, continuations-in-part, substitutions, reissues, reexaminations, extensions, or restorations of any of the foregoing and other Governmental Body-issued indicia of invention ownership (including certificates of invention, petty patents, and patent utility models); (v) all rights relating to any of the foregoing (including associated goodwill and remedies against infringements thereof); and (vi) all licenses, sublicenses, and arrangements (other than licenses of commercially available software) pursuant to which the Company has the right to use intellectual property of a third Person.
47    “IRS” means the Internal Revenue Service.
48    “Knowledge” means (i) with respect to the Sellers, the actual knowledge of Hunter J. Morris, Brayden R. Woods, Patricia Faychak and Shawn Rye (in each case, after reasonable inquiry) and (ii) with respect to any Seller, the actual knowledge (after reasonable inquiry) of such Seller and if such Seller is not an individual, the actual knowledge (after reasonable inquiry) of the executive officers of such Seller.
49    “Law” means any foreign, federal, state or local law (including common and civil law), statute, code, ordinance, rule or regulation, treaty, Order, arbitration award, agency requirement, license or permit of any Governmental Body.

50    “Legal Proceeding” means any claim, action, cause of action, demand, lawsuit, arbitration, audit, notice of violation, proceeding (including any worker’s compensation claim or proceeding), litigation, hearing, citation, summons, subpoena or investigation of any nature, civil, criminal, administrative, regulatory or otherwise, whether at law or in equity.
51    “Liability” means any debt (including any Indebtedness), loss, damage, claim, fine, penalty, liability or obligation (whether direct or indirect, known or unknown absolute or contingent, accrued or unaccrued, liquidated or unliquidated, or due or to become due and whether in contract, tort, strict liability or otherwise), and including all costs and expenses relating thereto (including all fees, disbursements and expenses of legal counsel, experts and consultants and costs of investigation and any response, remediation or removal costs under CERCLA (including natural resource damages) or incurred or arising under or in connection with any Environmental Law).
52    “Lien” means all liens, pledges, charges, claims, mortgages, deeds of trust, security interests, options, restrictions on transfer, imperfections of title, easements, encroachments, options, preemptive rights, rights of first refusal, rights of first offer or other encumbrances, whether consensual, statutory or otherwise, including the interest of a vendor or lessor under any conditional sale, capital lease or other title retention arrangement.
53    “Lock-Up Agreements” means the Lock-Up Agreements, dated as of the Closing Date, between Purchaser and the Sellers in the forms attached hereto as Exhibit B.
54    “Net Working Capital” means (a) the Current Assets of the Company, less (b) the Current Liabilities of the Company.
55    “Neutral Accountant” means BDO USA, LLP (or if such firm shall decline or is unable to act, or has a conflict of interest with Purchaser or Sellers, or any of their respective Affiliates, another nationally recognized accounting firm mutually acceptable to Purchaser and Sellers Representative).
56    “Order” means any order, injunction, judgment, decree, ruling, writ, assessment, stipulation, award or other determination of a Governmental Body.
57    “Ordinary Course of Business” means the ordinary course of the Business, as conducted by the Company consistent with past customs and practices.
58    “Permian Basin Region” means (i) the following Texas counties: Andrews, Borden, Cochran, Coke, Crane, Crockett, Crosby, Culberson, Dawson, Dickens, Ector, Edwards, Fisher, Gaines, Garza, Glasscock, Haskell, Hockley, Howard, Irion, Jeff Davis, Jones, Kent, King, Loving, Lubbock, Lynn, Martin, Midland, Mitchell, Nolan, Pecos, Reagan, Reeves, Schleicher, Scurry, Sterling, Stonewall, Sutton, Terrell, Terry, Tom Green, Upton, Val Verde, Ward Winkler, Yoakum, and (ii) the following New Mexico counties: Chaves, Eddy, Lea, Roosevelt.
59    “Permits” means any approvals, authorizations, consents, licenses, permits, certificates, tariffs, concessions, variances, filings, or qualifications which are granted or issued by or of a Governmental Body.

60    “Permitted Liens” means (i) statutory Liens for current Taxes, assessments or other governmental charges (a) not yet delinquent or (b) the amount or validity of which is being contested in good faith by appropriate proceedings and are set forth on Schedule 1.1(a); (ii) mechanics’, carriers’, workers’, repairers’ and similar Liens arising or incurred in the Ordinary Course of Business that are not overdue for a period of more than thirty (30) days or that are being contested in good faith by appropriate proceedings and are set forth on Schedule 1.1(a); (iii) zoning, entitlement and other land use and environmental regulations by any Governmental Body provided that such regulations have not been violated in any material respect and do not materially interfere with the continued use and operation of the property as presently used or operated; (iv) easements, rights-of-way, servitudes, surface leases, sub-surface leases, reservoirs, pipelines, utility lines, telephone lines, power lines, railways, streets, roads, alleys, highways and structures on, over and through any asset or property of the Company, to the extent such rights, interests or structures do not materially interfere with the operation of any of the affected assets or properties of the Company as presently used or operated; (v) Liens securing capital or operating leases, including title of the lessor, and the terms of any such leases to the extent the liability with respect to such lease is included as a Current Liability in the calculation of the Net Working Capital; (vi) in the case of Real Property Leases, any interest of, or Liens created by, the owner of fee title to the land covered thereby; and (vii) Liens arising under the Governing Documents of the Company.
61    “Person” means any individual, corporation, partnership, limited liability company, firm, joint venture, association, joint-stock company, trust, unincorporated organization, Governmental Body or other entity.
62    “Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date and that portion of any Straddle Period ending on the Closing Date.
63    “Property Taxes” means ad valorem, property, excise, severance, production, sales, use, or similar Taxes.
64    “Purchaser Change of Control” means (a) a merger or consolidation of Purchaser with or into any other corporation or other entity or Person or (b) a sale, lease, exchange or other transfer in one transaction or series of related transactions of all or substantially all of Purchaser’s outstanding securities or all or substantially all of Purchaser’s assets; provided, that the following events shall not constitute a Purchaser Change of Control: (i) a merger or consolidation of Purchaser in which the holders of the voting securities of Purchaser immediately prior to the merger or consolidation hold at least a majority of the voting securities in the successor corporation immediately after the merger or consolidation; (ii) a sale, lease, exchange or other transfer in one transaction or a series of related transactions of all or substantially all of Purchaser’s assets to a wholly-owned subsidiary; or (iii) the reincorporation of Purchaser.
65    “Purchaser Material Adverse Effect” means any result, occurrence, change, condition, fact, event, circumstance or development that, individually or in the aggregate with all other results, occurrences, changes, conditions, facts, events, circumstances, or developments, has, is, or could reasonably be expected to have, (i) a material adverse effect on the business, assets, properties, results of operations, earnings or financial condition of Purchaser and its Subsidiaries, taken as a whole, or (ii) a material adverse effect on the ability of Purchaser to consummate the transactions contemplated by this Agreement, other than an effect resulting from: (i) any change in the United States or foreign economies or securities or financial markets in general; (ii) any change that generally affects any industry in which such Purchaser and its Subsidiaries operate; (iii) any change arising in connection with earthquakes, hostilities, acts of war, sabotage or terrorism or military actions or any escalation or material worsening of any such hostilities, acts of war, sabotage or terrorism or military actions existing or underway as of the date hereof; (iv) any action taken by Sellers or their Affiliates, including the Company, with respect to the transactions contemplated hereby; (v) any action (or inaction) Purchaser is permitted to take (or not take) under this Agreement; (vi) any changes in applicable Law, GAAP or accounting rules; or (vii) the public announcement of this Agreement, compliance with terms of this Agreement or the consummation of the transactions contemplated by this Agreement; provided, however, that any result, occurrence, change, condition, fact, event, circumstance or development referred to in clause (i) through (iii) immediately above shall be taken into account in determining whether a Purchaser Material Adverse Effect has occurred or could reasonably be expected to occur to the extent that such result, occurrence, change, condition, fact, event, circumstance or development, condition or change has a disproportionate and adverse effect on Purchaser and its Subsidiaries compared to other participants in the industry in which Purchaser and its Subsidiaries conduct their businesses.
66    “Purchaser Volume-Weighted Average Price” means (a) the sum of the daily dollar volume-weighted average price for a share of Purchaser Common Stock on The New York Stock Exchange, as reported by Bloomberg, L.P. (or, if Bloomberg, L.P. ceases to provide such information, by any substitute function or service mutually agreed among the Parties) for each of the ten (10) trading days ending on and including the final determination date of the Earnout Amount (as used in the calculation pursuant to Section 2.5(d)), divided by (b) ten (10).
67    “R&W Policy” means that certain representations and warranty insurance policy between Purchaser and Beazley USA Services, Inc., entered into on the date hereof.
68    “Release” means any actual or threatened release, spill, emission, leaking, migrating, pumping, emitting, emptying, dumping, disposing, injection, deposit, disposal, discharge, dispersal, escape or leaching into the indoor or outdoor environment.
69    “Registration Rights Agreement” means a Registration Rights Agreement, dated as of the Closing Date, between Purchaser and Hunter J. Morris in a form mutually acceptable to Hunter J. Morris and Purchaser.
70    “Remedial Action” means all actions to (i) clean up, remove, treat, remediate or in any other way address any Hazardous Material, (ii) prevent the Release of, or minimize any further Release of, any Hazardous Material so it does not endanger or threaten to endanger public health or welfare or the indoor or outdoor environment, (iii) perform or otherwise conduct any studies, investigations, analyses, monitoring or similar activities (whether pre-remediation, during remediation or post-remediation), or (iv) to correct a condition of noncompliance with Environmental Laws.

71    “Representatives” means a Party’s Affiliates, and its and their respective officers, managers, directors, members, partners, stockholders, employees, agents, consultants, advisors (including counsel, accountants and financial advisors) and other representatives.
72    “Retention Escrow Agent” means the escrow agent designated pursuant to the Retention Escrow Agreement.
73    “Retention Escrow Agreement” means the Escrow Agreement to be entered into effective as of the Closing Date by and among the Sellers Representative, Purchaser and Retention Escrow Agent in a form mutually acceptable to Sellers Representative and Purchaser.
74    “Retention Escrow Amount” means $700,000.
75    “Retention Escrow Fund” means, on the date of determination, the Retention Escrow Amount, as the same may be reduced by amounts paid in satisfaction of indemnification claims pursuant to this Agreement and amounts otherwise distributed pursuant to this Agreement and the Retention Escrow Agreement.
76    “Revenues” means, with respect to the applicable Earnout Period, the revenues generated by the Earnout Business during such Earnout Period, calculated in accordance with GAAP.
77    “Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.
78    “Seller Material Adverse Effect” means any result, occurrence, change, condition, fact, event, circumstance or development that, individually or in the aggregate with all other results, occurrences, changes, conditions, facts, events, circumstances, or developments, has, is, or could reasonably be expected to have, (i) a material adverse effect on the business, assets, properties, results of operations, earnings or financial condition of the Company, taken as a whole, or (ii) a material adverse effect on the ability of any Seller to consummate the transactions contemplated by this Agreement, other than an effect resulting from: (i) any change in the United States or foreign economies or securities or financial markets in general; (ii) any change that generally affects any industry in which the Company operates; (iii) any change arising in connection with earthquakes, hostilities, acts of war, sabotage or terrorism or military actions or any escalation or material worsening of any such hostilities, acts of war, sabotage or terrorism or military actions existing or underway as of the date hereof; (iv) any action taken by Purchaser or its Affiliates with respect to the transactions contemplated hereby; (v) any action (or inaction) any Seller is permitted to take (or not take) under this Agreement; (vi) any changes in applicable Law, GAAP or accounting rules; or (vii) the public announcement of this Agreement, compliance with terms of this Agreement or the consummation of the transactions contemplated by this Agreement; provided, however, that any result, occurrence, change, condition, fact, event, circumstance or development referred to in clause (i) through (iii) immediately above shall be taken into account in determining whether a Seller Material Adverse Effect has occurred or could reasonably be expected to occur to the extent that such result, occurrence, change, condition, fact, event, circumstance or development, condition or change has a disproportionate and adverse effect on the Company compared to other participants in the industry in which the Company conducts its business.

79    “Sellers” means each of the Persons listed on Exhibit C and “Seller” means any one of the Persons listed on Exhibit C.
80    “Software” means any and all (i) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code, (ii) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise, (iii) descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing, and (iv) all documentation including user manuals and other training documentation related to any of the foregoing.
81     “Straddle Period” means any Tax period beginning before or on and ending after the Closing Date.
82    “Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership, association or other business entity of which such Person owns a majority of the outstanding voting securities or other voting equity interests, directly or indirectly, or which such Person otherwise has the right to direct the management and policies of such other corporation, limited liability company, partnership, association or other business entity.
83    “Target Cumulative EBITDA” means $97,000,000.
84    “Target Cumulative Revenue Earnout Amount” means $5,000,000.
85    “Target Net Working Capital” means an amount equal to $6,937,220.
86    “Tax Authority” means any state, local, federal or foreign government, or any agency, instrumentality or employee of the foregoing, charged with the administration of any Law relating to Taxes.
87    “Tax Return” means all returns, declarations, reports, estimates, renditions, information returns and statements filed or required to be filed in respect of any Taxes, including any schedule or attachment thereto, and including any amendment thereof.
88    “Taxes” means (i) all federal, state, local or foreign taxes, charges, fees, imposts, levies or other assessments, including all net income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, escheat, severance, stamp, occupation, property and estimated taxes, customs duties, fees, assessments and charges of any kind whatsoever, and (ii) all interest, penalties, fines, additions to tax or additional amounts imposed by any Tax Authority in connection with any item described in clause (i).
89    “Technology” means, collectively, all designs, formulae, algorithms, procedures, methods, techniques, ideas, know-how, research and development, technical data, programs, subroutines, tools, materials, specifications, processes, inventions (whether patentable or unpatentable and whether or not reduced to practice), apparatus, creations, improvements, works of authorship and other similar materials, and all recordings, graphs, drawings, reports, analyses, and other writings, and other tangible embodiments of the foregoing, in any form whether or not specifically listed herein, and all related technology, that are used in, incorporated in, embodied in, displayed by or relate to, or are used by the Company in connection with the Business.
90    “Transaction Expenses” means all third-party out-of-pocket fees, costs and expenses incurred by or on behalf of the Company or the Sellers in anticipation of, in connection with, or otherwise related to, the transactions contemplated by this Agreement or any other Seller Document (including all of the fees, expenses and other costs of legal counsel, investment bankers, brokers, accountants and other representatives and consultants), regardless of whether such fees, expenses and costs are incurred directly by the Company or by one or more of the Sellers.
91    “Transfer Taxes” means all transfer, stamp, documentary, sales, use, registration, value‑added, filing, recording and other similar fees, governmental charges and Taxes (including all applicable real estate transfer Taxes) incurred in connection with this Agreement and the transactions contemplated hereby.
92    “WARN Act” means the United States Worker Adjustment and Retraining Notification Act.
(b)    Terms Defined Elsewhere. For purposes of this Agreement, the following terms have the meanings set forth in the Sections indicated:

Term	Section
2017 Financial Statements	Section 5.13(a)
Acquisition Transaction	Section 5.9
Agreement	Preamble
Agreements and Instruments	Section 4.12
Allocation Statement	Section 2.7(a)
Annual Financial Statements	Section 3.6
Antitrust Laws	Section 5.4(b)
Balance Sheet	Section 3.6
Balance Sheet Date	Section 3.6
Basket	Section 8.5(a)
Cash Consideration Amount	Section 2.2(a)
Closing	Section 7.4
Closing Cash Consideration	Section 2.3
Closing Date	Section 7.4
Closing Net Working Capital	Section 2.4(a)
Closing Statement	Section 2.4(a)
Company Released Parties	Section 5.10(a)
Cumulative Revenue Make Up Amount	Section 2.5(a)
Dispute Notice	Section 2.4(b)

Term	Section
Disputed Amount	Section 2.6(b)
Earnout Recipients	Section 2.5(d)
Earnout Statement	Section 2.5
Employee Benefit Plans	Section 3.14(a)
Equity Interests	Recitals
Estimated Closing Statement	Section 2.3
Estimated Net Working Capital	Section 2.3
FCPA	Section 3.17(c)
Financial Statements	Section 3.6
Fraud Claims	Section 8.1(b)
H. Morris Guaranties	Section 5.14
HSR Act	Section 3.5(b)
Indemnification Claim	Section 8.4(a)
Indemnity Cap	Section 8.5(d)
Insurance Policies	Section 3.21
Interim Financial Statements	Section 3.6
Leased Real Property	Section 3.10(a)
Losses	Section 8.2(a)
Material Contracts	Section 3.13(a)
Material Customers	Section 3.24(a)
Material Vendors	Section 3.24(a)
Non-Disclosure Agreement	Section 5.6(a)
NYSE	Section 4.13
Objection Notice	Section 2.5(c)
Party and Parties	Preamble
Payoff Letters	Section 7.1(i)
Personal Property Leases	Section 3.11
Purchaser	Preamble
Purchaser Common Stock	Section 2.2(a)
Purchaser Documents	Section 4.2
Purchaser Financial Statements	Section 4.10
Purchaser Indemnified Parties	Section 8.2(a)
Purchaser Plans	Section 6.1(b)
Purchaser Preferred Stock	Section 4.9(a)
Purchaser SEC Documents	Section 4.11(a)
R&W Policy Premium	Section 8.10
Real Property Leases	Section 3.10(a)

Term	Section
93 Required Quarter Financial Statements	Section 5.13(a)
Rights-of-Way	Section 3.10(a)
SEC	Section 4.10
Seller Documents	Section 3.2
Seller Indemnified Parties	Section 8.3
Sellers Representative	Section 9.1(a)
Sellers	Preamble
Specified Creditors	Section 2.3(b)
Specified Indebtedness	Section 2.3(b)
Specified Indebtedness Statement	Section 2.3(b)
Tax Matter	Section 9.2(d)
Termination Date	Section 7.5(a)
Transaction Consideration	Section 2.2

Section 1.2    Other Definitional and Interpretive Matters.
(a)    Unless otherwise expressly provided, for purposes of this Agreement, the following rules of interpretation shall apply:
(i)    Calculation of Time Period. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded. If the last day of such period is a non‑Business Day, the period in question shall end on the next succeeding Business Day.
(ii)    Dollars. Any reference in this Agreement to $ shall mean U.S. dollars.
(iii)    Exhibits/Schedules. The Exhibits and Schedules to this Agreement are hereby incorporated and made a part hereof and are an integral part of this Agreement. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Disclosure of any item on any Schedule shall not constitute an admission or indication that such item or matter is material or would have a Seller Material Adverse Effect or Purchaser Material Adverse Effect, as applicable. No disclosure on a Schedule relating to a possible breach or violation of any Contract, Law or Order shall be construed as an admission or indication that breach or violation exists or has actually occurred. Any capitalized terms used in any Schedule or Exhibit but not otherwise defined therein shall be defined as set forth in this Agreement.
(iv)    Gender and Number. Any reference in this Agreement to gender shall include all genders, and words imparting the singular number only shall include the plural and vice versa.

(v)    Headings. The provision of a Table of Contents, the division of this Agreement into Articles, Sections and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect or be utilized in construing or interpreting this Agreement. All references in this Agreement to any “Section” are to the corresponding Section of this Agreement unless otherwise specified.
(vi)    Herein. The words such as “herein,” “hereinafter,” “hereof,” and “hereunder” refer to this Agreement as a whole and not merely to a subdivision in which such words appear unless the context otherwise requires.
(vii)    Including. The word “including” or any variation thereof means “including, without limitation” and shall not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it.
(viii)    Reflected On or Set Forth In. An item arising with respect to a specific representation or warranty shall be deemed to be “reflected on” or “set forth in” a balance sheet or financial statements, to the extent any such phrase appears in such representation or warranty, if (a) there is a reserve, accrual or other similar item underlying a number on such balance sheet or financial statements that related to the subject matter of such representation, (b) such item is otherwise specifically set forth on the balance sheet or financial statements or (c) such item is reflected on the balance sheet or financial statements and is specifically set forth in the notes thereto.
(ix)    GAAP. Unless otherwise specified herein, all accounting terms used herein shall be interpreted and all accounting determinations hereunder shall be made in accordance with GAAP.
(x)    Or. The word “or” is not exclusive.
(xi)    Day or Days. All references to day or days shall mean calendar days unless specified as a “Business Day.”
(xii)    Available. All materials or information stated herein as having been made available to Purchaser shall have been posted in the electronic data room maintained for the use and benefit of Purchaser on or before February 13, 2018.
(b)    The Parties have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.
ARTICLE II
PURCHASE AND SALE OF EQUITY INTERESTS; TRANSACTION CONSIDERATION

Section 2.1    Transfer of Equity Interests. Upon the terms and subject to the conditions set forth herein, at the Closing, Sellers shall sell, assign, transfer and convey the Equity Interests to Purchaser, and Purchaser shall purchase, acquire and accept from Sellers, the Equity Interests.
Section 2.2    Transaction Consideration. The aggregate consideration to be paid by Purchaser for the Equity Interests (the “Transaction Consideration”) shall be:
(a)    cash in the amount of $40,000,000 (the “Cash Consideration Amount”) and 7,772,021 shares of Purchaser’s common stock, $0.01 par value per share (“Purchaser Common Stock”); minus
(b)    the amount, if any, by which the Final Closing Net Working Capital is less than the Target Net Working Capital; plus
(c)    the amount, if any, by which the Final Closing Net Working Capital is greater than the Target Net Working Capital; plus
(d)    the aggregate Earnout Amounts paid by Purchaser.
Section 2.3    Closing Date Payment.
(a)    At least three (3) Business Days, but no more than seven (7) Business Days, prior to the Closing Date, Sellers Representative shall prepare and deliver to Purchaser a statement (the “Estimated Closing Statement”) setting forth a good faith estimate of the Net Working Capital as of immediately prior to the Closing, which shall be prepared in a manner consistent with the format set forth on Schedule 2.3(a) and the provisions thereof (the “Estimated Net Working Capital”), including the components and calculation thereof. On the Closing Date, Purchaser shall (i) issue to Sellers that number of shares of Purchaser Common Stock as determined above, the number of shares of Purchaser Common Stock to be received by each Seller to be specified in writing by Sellers Representative, and (ii) pay an aggregate amount in cash, payable by wire transfer of immediately available funds equal to the following (collectively, the “Closing Cash Consideration”):
(i)    the Specified Indebtedness owed to the Specified Creditors (which amount shall not, in the aggregate, exceed an amount equal to the Cash Consideration Amount less the sum of the amounts payable under clauses (ii), (iii) and (iv) below), which amount shall be payable by the Purchaser to the Specified Creditors as set forth on the Specified Indebtedness Statement;
(ii)    to the extent not already paid by Sellers, fifty percent (50%) the R&W Policy Premium, which shall be payable in accordance with the R&W Policy and this Agreement;
(iii)    the Retention Escrow Amount, which shall be payable by the Purchaser to the Retention Escrow Agent;

(iv)    the Indemnity Escrow Amount, which shall be payable by the Purchaser to the Indemnity Escrow Agent; and
(v)    an aggregate amount equal to (A) the Cash Consideration Amount less the amounts payable under clauses (i) through (iv) above, less (B) the amount, if any, by which the Estimated Net Working Capital is less than the Target Net Working Capital, plus (C) the amount, if any, by which the Estimated Net Working Capital is greater than the Target Net Working Capital, to be payable by Purchaser to the Sellers in the proportions and to the account or accounts specified in writing by the Sellers Representative.
(b)    Not less than three (3) Business Days prior to the Closing Date, the Sellers Representative shall prepare and deliver to Purchaser a statement (the “Specified Indebtedness Statement”) of all amounts required to discharge and pay in full the aggregate amount of outstanding Indebtedness of the Company as of the Closing Date (the “Specified Indebtedness”), which shall be payable by Purchaser in accordance with this Section 2.3, to the applicable creditors (the “Specified Creditors”) of such Indebtedness as set forth on the Specified Indebtedness Statement.
Section 2.4    Post-Closing Adjustment.
(a)    Within one hundred twenty (120) days after the Closing Date, Purchaser shall, at its expense, prepare and deliver to Sellers Representative a statement (the “Closing Statement”) calculating the Net Working Capital as of immediately prior to the Closing, which shall be prepared in a manner consistent with Schedule 2.3(a) (the “Closing Net Working Capital”); provided, however, that a failure by Purchaser to deliver the Closing Statement within such one hundred twenty (120) day period shall not impair Purchaser’s rights under this Section 2.4. Sellers Representative shall reasonably cooperate with Purchaser in its preparation of the Closing Statement, including by making available individuals and such information as may be reasonably requested by Purchaser in connection with Purchaser’s preparation of the Closing Statement.
(b)    If Sellers Representative disputes any amounts as shown on the Closing Statement, Sellers Representative shall deliver to Purchaser within thirty (30) days after receipt of the Closing Statement a notice (the “Dispute Notice”) setting forth Sellers Representative’s calculation of Closing Net Working Capital and describing in reasonable detail the basis (including for each component, the difference and the amount thereof and reasons therefor) for the determination of such different amount. If Sellers Representative does not deliver a Dispute Notice to Purchaser within such thirty (30) day period, the Closing Statement (and the determination of Closing Net Working Capital therein) prepared and delivered by Purchaser shall be deemed to be the Final Closing Statement and the Final Closing Net Working Capital. Any such disputes shall be limited to assertions that the Closing Statement (and the determination of Closing Net Working Capital therein) was not calculated in accordance with the terms of this Agreement. Any component not disputed in the Dispute Notice shall be treated as final and binding. Sellers Representative and Purchaser shall use commercially reasonable efforts to resolve such differences within a period of thirty (30) days after Sellers Representative has given the Dispute Notice. If Sellers Representative and Purchaser resolve such differences, the Closing Statement and the Closing Net Working Capital agreed to by Sellers Representative and Purchaser shall be deemed to be the Final Closing Statement and Final Closing Net Working Capital. If Sellers Representative and Purchaser do not reach a final resolution on the Closing Statement and the Closing Net Working Capital within thirty (30) days after Sellers Representative has delivered the Dispute Notice, unless Sellers Representative and Purchaser mutually agree to continue their efforts to resolve such differences, the Neutral Accountant shall resolve such differences with respect to the applicable adjustment under this Section 2.4 pursuant to an engagement agreement among Sellers Representative, Purchaser, and the Neutral Accountant (which Sellers Representative and Purchaser agree to execute promptly), in the manner provided in Section 2.6. Each of Sellers Representative and Purchaser shall be deemed to have executed such engagement agreement if it fails to do so within twenty (20) days of receiving a draft thereof. The Closing Statement and determination of Closing Net Working Capital therein determined by the Neutral Accountant shall be deemed to be the Final Closing Statement and the Final Closing Net Working Capital.
(c)    Promptly, but no later than ten (10) Business Days after the final determination thereof, if the Final Closing Net Working Capital set forth in the Final Closing Statement: (i) exceeds the Estimated Net Working Capital, Purchaser shall pay an amount in cash equal to such excess amount to Sellers (in the proportions and to the account or accounts specified in writing by the Sellers Representative); or (ii) is less than the Estimated Net Working Capital, Sellers Representative, on behalf of Sellers, shall pay or cause to be paid an amount in cash equal to such shortfall to Purchaser.
Section 2.5    Earnout Calculation and Procedures.
(a)    If the Actual Cumulative Revenue Earnout Amount is less than the Target Cumulative Revenue Earnout Amount, the deficiency may be recovered and shall be paid by Purchaser if the Actual Cumulative EBITDA exceeds the Target Cumulative EBITDA in accordance with the following terms; provided that in no event will the Actual Cumulative Revenue Earnout Amount plus the Cumulative Revenue Make Up Amount exceed the amount of $5,000,000. The deficiency that may be recovered and paid by Purchaser (the “Cumulative Revenue Make Up Amount”) shall be determined in accordance with the following formula:
Cumulative Revenue Make Up Amount = Actual Cumulative EBITDA - Target Cumulative EBITDA x .775
(b)    Within ninety (90) days after the completion of each Earnout Period, Purchaser shall deliver to the Sellers Representative a written statement, substantially in the format set forth on Exhibit D, setting forth the Revenues and EBITDA together with a calculation of the Earnout Amount (if any) for such Earnout Period (the “Earnout Statement”). Following the delivery of an Earnout Statement to the Sellers Representative, Purchaser shall afford the Sellers Representative and its representatives the opportunity to examine such Earnout Statement and such supporting schedules, analyses, work papers and other underlying records or documentation that are in Purchaser’s possession or control as are reasonably necessary or desired for the Sellers Representative to confirm or object to the calculations of Revenues, EBITDA and the Earnout Amount (if any). Purchaser shall reasonably cooperate with the Sellers Representative and its Representatives in connection with such examination.
(c)    If Sellers Representative disputes any amounts as shown on an Earnout Statement, Sellers Representative shall deliver to Purchaser within sixty (60) days after receipt of such Earnout Statement a notice (the “Objection Notice”) setting forth Sellers Representative’s calculations of Revenues, EBITDA and/or the Earnout Amount and describing in reasonable detail the basis (including for each component, the difference and the amount thereof and reasons therefor) for the determination of such different amount(s). If Sellers Representative does not deliver an Objection Notice to Purchaser within such sixty (60) day period, then the Earnout Statement shall be deemed final and binding on the Parties and the Earnout Amount (if any) shall be due and payable as provided in Section 2.5(d). Any such disputes shall be limited to assertions that the Earnout Statement (and the Revenues, EBITDA and/or the Earnout Amount therein) was not calculated in accordance with the terms of this Agreement. Any component(s) not disputed in the Objection Notice shall be treated as final and binding. Sellers Representative and Purchaser shall use commercially reasonable efforts to resolve such differences within a period of thirty (30) days after Sellers Representative has given the Objection Notice. If Sellers Representative and Purchaser resolve such differences, then the Earnout Statement, as resolved, shall be deemed final and binding on the Parties and the applicable Earnout Amount (if any) shall be due and payable as provided in Section 2.5(d). If Sellers Representative and Purchaser do not reach a final resolution on the Earnout Statement and the calculation of Revenues, EBITDA and the Earnout Amount within thirty (30) days after Sellers Representative has delivered the Objection Notice, unless Sellers Representative and Purchaser mutually agree to continue their efforts to resolve such differences, the Neutral Accountant shall resolve such differences with respect to the adjustment under this Section 2.5 pursuant to an engagement agreement among Sellers Representative, Purchaser, and the Neutral Accountant (which Sellers Representative and Purchaser agree to execute promptly), in the manner provided in Section 2.6. Each of Sellers Representative and Purchaser shall be deemed to have executed such engagement agreement if it fails to do so within twenty (20) days of receiving a draft thereof. The Earnout Statement and determination of Revenues, EBITDA and the Earnout Amount (if any) determined by the Neutral Accountant shall be deemed to be the final Earnout Statement and, as applicable, Revenues, EBITDA and Earnout Amount (if any).
(d)    Promptly, but no later than ten (10) Business Days after the final determination thereof, if an Earnout Amount is payable by Purchaser as set forth in the Earnout Statement, Purchaser shall pay such Earnout Amount to the Sellers in the proportions and to the account or accounts specified in writing by the Sellers Representative. Purchaser shall have the option to pay any Earnout Amount (i) in cash or (ii) in shares of Purchaser Common Stock determined by dividing such Earnout Amount by the Purchaser Volume-Weighted Average Price; provided, that the aggregate amount of Purchaser Common Stock issued by Purchaser pursuant to this Section 2.5(d) and Section 2.2(a) shall not exceed 19.99% of Purchaser’s outstanding Purchaser Common Stock as of the date hereof.
(e)    From the Closing through and including December 31, 2019, Purchaser will cause the Earnout Business to be conducted in a manner that is consistent, in all material respects, with the operation of the Purchaser’s business included in the Earnout Business as conducted by Purchaser prior to the Closing Date and will not do any of the following:
(i)    take or omit to take, or permit any of its Affiliates to take or omit to take, any action outside the ordinary course of business of Purchaser with the intent of (A) materially reducing the Earnout Amount payable by Purchaser, (B) materially restricting the ability of the Earnout Business to generate Revenues and EBITDA or (C) deferring sales until the period after the Earnout Period expires;
(ii)    allocate to the Earnout Business the costs of any software programs implemented by Purchaser to operate the Earnout Business that are materially more expensive than the current software solutions in use by the Earnout Business;
(iii)    fail to use commercially reasonable efforts at least as diligent as those used by Purchaser in the ordinary course of its business to collect all accounts receivable;
(iv)    direct any business away from the Earnout Business to any of Purchaser’s Affiliates (other than the Company);
(v)    except as provided in this Section 2.5(e)(v), merge or consolidate the Earnout Business with, transfer all of the stock of the Company to, or transfer or sell any of the assets of the Earnout Business to, any Person, except for sales of products to customers in the ordinary course of Purchaser’s business consistent with past practice, or the sale or abandonment of obsolete, unnecessary or non‑material assets, in each case unless Purchaser pays the Earnout Amount in an amount equal to the lesser of (A) $15,000,000 or (B) $15,000,000 minus any of the Earnout Amount previously paid, in each case to the Sellers at the closing of any such merger, consolidation, stock or asset sale transaction in accordance with Section 2.5(d). Notwithstanding the foregoing, (x) Purchaser may merge the Company into, or otherwise transfer the Earnout Business to, Purchaser or any of its Affiliates so long as the Purchaser or its Affiliate, as applicable, complies with the provisions of this Section 2.5, and Purchaser shall cause any such Affiliate to comply with the provisions of this Section 2.5, and (y) the accelerated payment of the Earnout Amount shall not be required in the event of a Purchaser Change in Control;
(vi)    Hunter J. Morris’s employment with the Purchaser, the Company or any of their respective Affiliates is terminated by Purchaser, the Company or any of their respective Affiliates without “cause” or terminated by Hunter J. Morris “with good reason” (as such terms are defined in Hunter J. Morris’s employment agreement with the Purchaser, the Company or any of their respective Affiliates), unless Purchaser pays the Earnout Amount in an amount equal to the lesser of (A) $15,000,000 or (B) $15,000,000 minus any of the Earnout Amount previously paid, in each case to the Sellers on the effective date of any such termination in accordance with Section 2.5(d); or
(vii)    make any change in Tax or accounting methods or principles, except as specifically required or permitted by GAAP or applicable Law.
Sellers acknowledge and agree that (i) all capital expenditures made by the Earnout Business during the Earnout Period shall be subject to approval by the management of Purchaser (excluding for this purpose former employees or officers of the Company) or, as applicable, the board of directors of Purchaser, in each case, after reasonable consultation with former employees or officers of the Company who are employed by Purchaser or its Affiliates and (ii) pricing of goods sold or services provided by the Earnout Business shall be approved in advance by the management of Purchaser (excluding for this purpose former employees or officers of the Company) or within parameters established in writing by such management of Purchaser, in each case after reasonable consultation with former employees or officers of the Company who are employed by Purchaser.
The Parties acknowledge and agree that the foregoing provisions of this Section 2.5(e) represent the Parties’ negotiations and agreements regarding the conduct of the Earnout Business from the Closing through and including December 31, 2019 and that there shall be no implied duties or covenants applicable to the operation of the Earnout Business including, without limitation, any implied duties of good faith and fair dealing.
Section 2.6    Neutral Accountant Procedures.
(a)    The Neutral Accountant shall have full authority to arbitrate all of the issues or matters relating to the adjustments under Section 2.4 and Section 2.5, but solely in accordance with the terms of this Section 2.6 and the other provisions of this Agreement.
(b)    Each of the Sellers Representative and Purchaser shall be entitled to make a presentation to the Neutral Accountant, at which the other shall be entitled to be present and participate, pursuant to procedures to be agreed to among the Parties and the Neutral Accountant (or, if they cannot agree on such procedures, pursuant to procedures determined by the Neutral Accountant), regarding the Closing Statement or Earnout Statement (as applicable) and the calculations of the Closing Net Working Capital, Revenues, EBITDA, and/or the Earnout Amount (as applicable) (the “Disputed Amount”) and each of Sellers Representative and Purchaser shall use commercially reasonable efforts to cause the Neutral Accountant to resolve the differences between them and determine the Disputed Amount within twenty (20) days after the engagement of the Neutral Accountant. Each of the Sellers Representative and Purchaser, as a condition precedent to making a presentation to the Neutral Accountant and having the Neutral Accountant review its calculations, shall provide reasonable advance access to the other Party with respect to such materials and reasonably cooperate with the other Party in its review and analysis thereof. With respect to the Closing Statement, if applicable, the Neutral Accountant shall choose either the Closing Statement and calculation of Closing Net Working Capital of Purchaser or the Closing Statement and calculation of Closing Net Working Capital of Sellers Representative, and shall not be entitled to choose any Closing Statement or calculation of Closing Net Working that is not proposed by either Party. With respect to an Earnout Statement, if applicable, the Neutral Accountant shall choose either the Earnout Statement and calculation of Revenues, EBITDA and/or Earnout Amount of Purchaser or the Earnout Statement and calculation of Revenues, EBITDA and/or Earnout Amount of Sellers Representative, and shall not be entitled to choose any Earnout Statement or calculations of Revenues, EBITDA and/or Earnout Amount that is not proposed by either Party. The Neutral Accountant’s determination shall be based solely on such presentations of the Parties (i.e., not on independent review) and on the definitions and other terms included in this Agreement.
(c)    Such determination by the Neutral Accountant shall be conclusive and binding upon the Parties, absent fraud or manifest error, and shall be an arbitral award that is non‑appealable. As between Sellers Representative and Purchaser, the fees and expenses of the

Neutral Accountant shall be paid by the Party whose calculation of the Closing Statement or the Earnout Statement (as applicable) and the Disputed Amount is not chosen by the Neutral Accountant.
Section 2.7    Purchase Price Allocation.
(a)    Within thirty (30) days following the final determination of the Final Closing Net Working Capital, Purchaser shall prepare and deliver to Sellers Representative a draft of a statement (the “Allocation Statement”) setting forth its proposed allocation of the Transaction Consideration (including the amount of any assumed liabilities) among the assets of the Company. Sellers agree to Purchaser’s engagement of Grant Thornton LLP for purposes of providing a valuation of the Company’s assets and the Parties agree that the Allocation Statement shall reflect an allocation within the ranges of values as determined by Grant Thornton LLP. If within thirty (30) days after Sellers Representative’s receipt of the draft Allocation Statement, Sellers Representative shall not have objected in writing to such draft Allocation Statement, the draft Allocation Statement shall become the Allocation Statement. In the event that Sellers Representative objects in writing within such thirty (30)-day period, Sellers Representative and Purchaser shall negotiate in good faith to resolve the dispute. If Sellers Representative and Purchaser are unable to reach an agreement within thirty (30) days after Purchaser’s receipt of Sellers Representative’s written objection, the dispute shall be resolved and the Allocation Statement shall be determined by the Neutral Accountant. The Allocation Statement, as agreed upon by Purchaser and Sellers Representative and/or determined under this Section 2.7, shall be final and binding upon the Parties hereto. Each of Purchaser and Sellers shall bear all fees and costs incurred by it in connection with the determination of the Allocation Statement, except that Purchaser on one hand and Sellers on the other hand shall each pay one-half (50%) of the fees and expenses of the Neutral Accountant.
(b)    The Allocation Statement will be prepared in accordance with Section 1060 of the Code as the case may be and the rules and Treasury Regulations promulgated thereunder and shall control for all purposes of the information reporting requirements of Section 1060 of the Code.
(c)    The Parties hereto agree to report the allocation of the Transaction Consideration (including the amount of any assumed liabilities) among the Company’s assets in a manner consistent with the Allocation Statement and agree to act in accordance with the Allocation Statement in the preparation and filing of all Tax Returns (including any other forms or statements required by the Code, Treasury Regulations, the Internal Revenue Service or any applicable state or local Governmental Body) and in the course of any Tax audit, Tax review or Tax litigation relating thereto except as otherwise required by applicable Law. The Parties shall not take any position in any Tax Return which is contrary to such allocation except as otherwise required by applicable Law.
(d)    To the extent an Earnout Amount is due to the Sellers pursuant to Section 2.5, the Parties agree to work in good faith to amend the Allocation Statement in a manner consistent with the Allocation Statement to account for additional consideration paid to the Sellers. To the extent the Parties are unable to resolve any dispute with respect to such amendment, the dispute shall be resolved and the Allocation Statement shall be amended as determined by the Neutral Accountant. Each of Purchaser and Sellers shall bear all fees and costs incurred by them in connection with the determination of the amendment to the Allocation Statement, except that

Purchaser on one hand and Sellers on the other hand shall each pay one-half (50%) of the fees and expenses of the Neutral Accountant.
(e)    The Parties hereto will promptly inform one another in writing of any challenge by any Governmental Body to the purchase price allocation made pursuant to this Section 2.7 and agree to cooperate in good faith in any discussion, proposal or submission with respect to such challenge in order to preserve the effectiveness of such purchase price allocation.
Section 2.8    Withholding. Purchaser, Sellers and their respective Affiliates shall not be entitled to deduct or withhold any amount otherwise payable to any Person pursuant to this Agreement, except such amounts as Purchaser, Sellers or such Affiliate (as applicable) is required to deduct and withhold with respect to the making of such payment under applicable Law. Not less than five (5) Business Days prior to so deducting or withholding, Purchaser, Sellers Representative or such Affiliate (as applicable) shall provide written notice to the Person in respect of whom such amount is to be deducted or withheld identifying the amount of and applicable Law requiring such deduction or withholding, and Purchaser, Sellers Representative or such Affiliate (as applicable) shall cooperate in good faith with such Person to the extent reasonable to obtain reduction of or relief from such obligation to so deduct or withhold. Any amount so deducted or withheld shall be timely remitted to the relevant Tax Authority. To the extent that such amounts are so deducted or withheld in accordance with the foregoing provisions of this Section 2.8, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such amounts were deducted or withheld.
Section 2.9    Retention Escrow Amount. At the Closing, Purchaser shall transfer the Retention Escrow Amount in immediately available funds to the Retention Escrow Agent. The Retention Escrow Fund shall be held in escrow and disbursed pursuant to the terms and conditions of the Retention Escrow Agreement and this Agreement (and Purchaser and the Sellers Representative agree to issue joint written instructions to the Retention Escrow Agent accordingly), including that the Retention Escrow Fund shall be disbursed to Purchaser to satisfy amounts finally determined to be due to Purchaser in accordance with Article VIII, other than pursuant to Section 8.2(a)(ii); provided, however, that (i) if any portion of the Retention Escrow Fund remains undisbursed to Purchaser on the date that is the eighteen (18)-month anniversary of the Closing Date, then upon receipt of joint written instructions from the Purchaser and the Sellers Representative, the Retention Escrow Agent shall release for distribution to the Sellers Representative within five (5) Business Days thereafter an amount equal to (1) the Retention Escrow Fund, minus (2) the amount of any claims for coverage asserted by Purchaser either under the R&W Policy or pursuant to Article VIII, other than pursuant to Section 8.2(a)(ii), which remain outstanding at such time. Purchaser agrees to pay the fees payable to the Retention Escrow Agent for establishing the Retention Escrow Fund.
Section 2.10    Indemnity Escrow Amount. At the Closing, Purchaser shall transfer the Indemnity Escrow Amount in immediately available funds to the Indemnity Escrow Agent. The Indemnity Escrow Fund shall be held in escrow and disbursed pursuant to the terms and conditions of the Indemnity Escrow Agreement and this Agreement (and Purchaser and the Seller Representative agree to issue joint written instructions to the Indemnity Escrow Agent accordingly), including that the Indemnity Escrow Fund shall be disbursed to Purchaser to satisfy amounts finally determined to be due to Purchaser with respect to indemnification claims, if any, pursuant to Section 8.2(a)(ii); provided, however, that (i) if any portion of the Indemnity Escrow Fund remains undisbursed to Purchaser on the date that is the eighteen (18)-month anniversary of the Closing Date, then the Indemnity Escrow Agent shall release for distribution to the Seller Representatives within five (5) Business Days thereafter an amount equal to (1) the Indemnity Escrow Fund, minus (2) the amount of any claims for indemnity asserted pursuant to Section 8.2(a)(ii) that remain unresolved as of such date. Purchaser agrees to pay the fees payable to the Indemnity Escrow Agent for establishing the Indemnity Escrow Fund. In the event Sellers Representative delivers to Purchaser written confirmation from the Company’s insurers, in a form reasonably acceptable to Purchaser, that the environmental matter described in Item 3 on Schedule 8.2(a)(ii) is covered by the insurance maintained by the Company, the Company agrees to promptly execute a joint written instruction authorizing the release of $550,000 from the Indemnity Escrow Fund to Sellers Representative.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF SELLERS
Each Seller hereby represents and warrants to Purchaser as follows (i) with respect to any representations and warranties that relate specifically to a Seller contained in Section 3.1(a), Section 3.2, Section 3.3, Section 3.4 and Section 3.5, each Seller will only be deemed to make or have made such representation and warranty severally and not jointly as to itself and not as to any other Seller, and (ii) with respect to all other representations and warranties in this Article III, each Seller will be deemed to make or have made such representations and warranties jointly and severally with all other Sellers:
Section 3.1    Organization and Good Standing.
(a)    If such Seller is not a natural person, such Seller is duly organized, validly existing and in good standing under the Laws of the state of its formation and has all requisite power and authority to own, lease and operate its properties and to carry on its business as now conducted.
(b)    The Company is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Oklahoma and has all requisite power and authority to own, lease and operate its properties and to carry on its business as now conducted. Schedule 3.1(b) sets forth each jurisdiction in which the Company is qualified or authorized to do business, and the Company is duly qualified or authorized to do business and is in good standing under the Laws of each jurisdiction in which it owns or leases real property and each other jurisdiction in which the conduct of its business or the ownership of its properties requires such qualification or authorization, in each case except where the failure to be so qualified, authorized or in good standing would not be expected to result in a material Liability to the Company. Correct and complete copies of the Governing Documents, minute book and record books of the Company have been made available to Purchaser or its Representatives.
(c)    The Company does not have any Subsidiaries or any direct or indirect equity interest in any Person.

Section 3.2    Authorization. If such Seller is a natural person, such Seller has the full legal capacity and authority to execute and deliver this Agreement and each other agreement, document, or instrument or certificate contemplated by this Agreement to be executed by such Seller in connection with the consummation of the transactions contemplated by this Agreement (collectively, the “Seller Documents”), to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. If such Seller is not a natural person, the execution and delivery of this Agreement and the Seller Documents to which it is or is to become a party the performance of its obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all requisite action on the part of such Seller. This Agreement has been, and each of the Seller Documents will be at or prior to the Closing, duly and validly executed and delivered by such Seller, and (assuming the due authorization, execution and delivery by the other parties and thereto) this Agreement constitutes, and each of the Seller Documents when so executed and delivered will constitute, legal, valid and binding obligations of such Seller, enforceable against such Seller in accordance with their respective terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at Law or in equity).
Section 3.3    Capitalization; Title to Equity Interests.
(a)    With respect to the Company, Schedule 3.3 sets forth (i) the total number of authorized Equity Interests, (ii) the number and class of Equity Interests issued and outstanding, and (iii) the record owner of all the issued and outstanding Equity Interests of the Company. Such Seller owns of record and beneficially all of the Equity Interests set forth opposite such Seller’s name on Schedule 3.3 and such Seller has good and marketable title to such Equity Interests, in each case free and clear of any and all Liens, other than restrictions on transfer that may be imposed by federal or state securities Laws or the Governing Documents of the Company. Such Seller does not have any equity interest in or right to receive monies from the Company in connection with any securities (equity, debt or otherwise) of the Company, except as disclosed on Schedule 3.3. The Equity Interests constitute all of the outstanding equity interests in the Company. The Equity Interests: (i) are duly authorized, validly issued, fully paid (to the extent required under the Governing Documents of the Company) and nonassessable and were not issued in violation of (A) the Securities Act or any applicable state securities laws or (B) any preemptive rights, rights of first refusal, rights of first offer, purchase options or other similar rights of any Person; (ii) are free and clear of all Liens, other than restrictions on transfer that may be imposed by federal or state securities Laws or the Governing Documents of the Company; (iii) other than this Agreement, are not subject to any agreements or understandings among any Persons with respect to the voting or transfer thereof; and (iv) other than this Agreement, are not subject to any outstanding subscriptions, options, convertible securities, warrants, calls granting rights to purchase or otherwise acquire any of such Equity Interests. The Company has no outstanding, nor has authorized any, unit appreciation, phantom units, profit participation or similar rights.
(b)    Except as set forth on Schedule 3.3, there are no outstanding options, warrants, rights to subscribe to, purchase rights, preemptive rights, calls or similar rights relating to, or contracts, commitments, understandings or arrangements by which the applicable Seller or the Company is or may become bound to issue, additional securities or other equity interests of the Company, or rights or other securities convertible into or exchangeable or exercisable for securities or other equity interests in the Company.
Section 3.4    Solvency. Such Seller is not insolvent and will not be rendered insolvent by any of the transactions contemplated by this Agreement and the other Seller Documents to which such Seller is a party.
Section 3.5    Conflicts; Consents of Third Parties.
(a)    None of the execution and delivery by such Seller of this Agreement or by such Seller of the Seller Documents to which it is a party, the consummation by such Seller of the transactions contemplated hereby or thereby, or compliance by such Seller with any of the provisions hereof or thereof will (i) conflict with or result in any breach or violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination or cancellation under any provision of (A) the Governing Documents of such Seller; (B) any Contract or Permit to which such Seller or the Company is a Party or by which such Seller or the Company is bound; (C) any Order of any Governmental Body by which such Seller or the Company or any of their respective assets are bound; or (D) any applicable Law, or (ii) result in the creation of any Lien on the Equity Interest held by such Seller or the assets of the Company.
(b)    Except as set forth on Schedule 3.5(b), no consent, waiver, approval, Order, Permit, authorization of, or filing with, or notification to, any Person or Governmental Body is required on the part of such Seller or the Company in connection with the execution and delivery of this Agreement or the Seller Documents, the compliance by such Seller with any of the provisions hereof or thereof, or the consummation of the transactions contemplated hereby or thereby, or the taking by such Seller of any other action contemplated hereby or thereby, except for compliance with the applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”) and such other consents, waivers, approvals, Orders, Permits, authorizations or filings, the failure of which to obtain would not result in a Seller Material Adverse Effect.
Section 3.6    Financial Statements. True and complete copies of (a) the audited balance sheet of the Company as of December 31, 2016 and the unaudited balance sheet as of December 31, 2015 and the related audited statements of income, changes in stockholders’ equity and of cash flows of the Company for the years then ended (collectively, the “Annual Financial Statements”) and (b) the unaudited balance sheet of the Company as of September 30, 2017 and the related unaudited consolidated statements of income and of cash flows of the Company for the nine months then ended (collectively, the “Interim Financial Statements” and collectively with the Annual Financial Statements, the “Financial Statements”) are attached as Schedule 3.6. Except as set forth on Schedule 3.6, the Financial Statements have been prepared in accordance with GAAP consistently applied and present fairly in all material respects the consolidated financial position, results of operations and cash flows of the Company as of the dates and for the periods indicated therein (subject in the case of the Interim Financial Statements, to audit and normal year adjustments and the absence of notes). For the purposes hereof, the unaudited consolidated balance sheet of the

Company as of September 30, 2017 is referred to as the “Balance Sheet” and September 30, 2017 is referred to as the “Balance Sheet Date.”
Section 3.7    No Undisclosed Liabilities. The Company has no Liabilities of any kind that would have been required to be reflected in, reserved against or otherwise described in the Balance Sheet and were not so reflected, reserved against or described, other than (i) Liabilities incurred in the Ordinary Course of Business after the Balance Sheet Date, (ii) Liabilities incurred in connection with the transactions contemplated hereby (none of which results from, relates to, or was caused by a breach of a Contract, breach of warranty, tort or violation of Law), and (iii) Liabilities listed on Schedule 3.7, which will be repaid, terminated, forgiven, settled, cancelled or otherwise extinguished at Closing.
Section 3.8    Absence of Certain Changes. Except as contemplated by this Agreement or as set forth on Schedule 3.8, since the Balance Sheet Date (i) the Company has conducted the Business in the Ordinary Course of Business, (ii) there has not been with respect to the Business or the Company a Seller Material Adverse Effect, and (iii) the Company:
(a)    has not made any amendment to its Governing Documents or any amendment to the terms of its outstanding securities or other equity interests;
(b)    has not made any change in any method of accounting or accounting practice or policy other than those required by GAAP;
(c)    has not suffered any material theft, damage, destruction, loss or other casualty, whether or not covered by insurance, with respect to any of its properties;
(d)    has not (i) agreed to award or pay, awarded or paid any bonuses to employees with respect to any period after the Balance Sheet Date, or (ii) entered into or amended any written or material unwritten employment, consulting, deferred compensation, severance, change in control, employee retention or similar agreement or arrangements (except for entering into agreements or arrangements to employ or engage new employees or service providers on or after the Balance Sheet Date, in exchange for an annual compensation of less than $150,000), or (iii) agreed to increase the compensation payable or to become payable by the Company to any officer, director, employee, consultant, agent or representative of the Company (except for increases to the compensation payable to employees who were employed as of the Balance Sheet Date, by an amount, with respect to each such employee, consistent with prior practices in the Ordinary Course of Business), (iv) taken any action to accelerate the vesting, funding or payment of any compensation or benefit for any officer, director, employee, consultant, agent or representative of the Company, or (v) agreed to materially increase the coverage or benefits available under any severance pay, termination pay, vacation pay, company awards, salary continuation for disability, sick leave, deferred compensation, bonus or other incentive compensation, insurance, pension or any other Employee Benefit Plan;
(e)    has not made any loans, advances or capital contributions to, or guarantees for the benefit of, or investments, or paid or reimbursed any fees to any Person (including any Affiliate of the Company), except for advances and reimbursements for business expenses to employees in the Ordinary Course of Business;

(f)    has not incurred or assumed any material Indebtedness for borrowed money except unsecured current obligations and liabilities incurred in the Ordinary Course of Business;
(g)    has not mortgaged, pledged or subjected to any Lien, other than Permitted Liens, any of its assets or properties;
(h)    has not sold, leased, assigned, transferred, conveyed or otherwise disposed of any material assets or properties, except in the Ordinary Course of Business;
(i)    has not canceled, settled, compromised or accelerated any Indebtedness or claim, or amended, canceled, terminated, waived or released any Contract or right, except in the Ordinary Course of Business and which, in the aggregate, is not and would not be material to the Company or the Business;
(j)    has not instituted, settled or compromised any Legal Proceeding;
(k)    has not entered into, or made any commitments for, any lease of capital equipment or real property, in each case, involving payments in excess of $100,000 per year;
(l)    has not entered into any material transaction or entered into any transaction with any of its Affiliates, in each case, that was or not in the Ordinary Course of Business;
(m)    has not committed to make any capital expenditures requiring any payment following the Closing Date in excess of $100,000 individually or $250,000 in the aggregate;
(n)    has not materially changed the cash management practices of the Company and the policies, practices and procedures with respect to collection of accounts receivable, establishment of reserves for uncollectible accounts, accrual of accounts receivable, inventory control, prepayment of expenses, payment of trade accounts payable, accrual of other expenses, deferral of revenue and acceptance of customer deposits employed thereby;
(o)    has not entered into, amended or modified in any material respect, waived any material rights under, or terminated any Material Contract (or any Contract that would be a Material Contract if in existence as of the date hereof), other than any expiration of any such Material Contract or Contract in accordance with its terms; and
(p)    has not entered into any Contract or otherwise agreed to do, or taken any action that would reasonably be expected to result in, anything set forth in this Section 3.8.
Section 3.9    Taxes.
(a)    Except as set forth on Schedule 3.9: (i) the Company has duly and timely filed or caused to be timely filed with the appropriate Tax Authority all material Tax Returns required to be filed by the Company and all Tax Returns required to be filed with respect to the assets of the Company, all such Tax Returns are true, complete and accurate in all material respects, and all Taxes payable by the Company or payable with respect to the assets of the Company have been timely paid; (ii) there are not currently in effect any extensions or waivers of any statute of limitations of any jurisdiction regarding the assessment or collection of any Taxes of the Company or with respect to the assets of the Company, and no request for such waiver or extension is pending; (iii) there are no claims, demands, actions, suits, proceedings, audits or other Legal Proceedings asserted in writing or now in progress against the Company or its assets with respect to Taxes; (iv) none of the Sellers is a foreign person within the meaning of Section 1445 of the Code; (v) there are no Liens for Taxes upon any property or assets of the Company, except for Permitted Liens; (vi) no federal, state or local audits, examinations, investigations or other administrative proceedings or court proceedings are presently pending with regard to any Tax Returns filed by or on behalf of the Company or its assets; (vii) no assessment, deficiency or adjustment has been asserted in writing by any Tax Authority against the Company that has not been finally resolved and satisfied; (viii) no written claim has been made by any Tax Authority that the Company has not properly paid Taxes or filed Tax returns in a jurisdiction in which such entity does not file a Tax Return; (ix) all of the assets and properties of the Company have been properly listed and described on the property tax rolls for all periods prior to and including the date hereof and the Closing Date; and (x) no portion of the assets of the Company constitute omitted property for tax purpose.
(b)    The Company has complied, in all material respects, with all applicable Laws relating to the withholding and payment of all Taxes required to have been withheld and paid in connection with amounts paid or owing to any Employee, independent contractor, creditor, equity holder, or other third party of the Company, and all Forms W-2 and 1099 required with respect thereto have been properly completed and timely filed.
(c)    Other than commercial agreements entered into in the Ordinary Course of Business that do not primarily concern Taxes, the Company has not entered into any Tax sharing agreement, Tax allocation agreement, Tax indemnity agreement, or similar contract or arrangement or any current or potential contractual obligation to indemnify any other Person with respect to Taxes that will remain in effect as to such entity or require any payment after the Closing.
(d)    The Company has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of Tax within the meaning of Section 6662 of the Code.
(e)    Neither the Company nor any of the Sellers with respect to the Company, has participated in a listed transaction within the meaning of Treasury Regulations § 1.6011-4.
(f)    The Company has never been a member of an “affiliated group” within the meaning of Section 1504 of the Code, or other consolidated, combined or unitary group for federal, state, local or non-US Tax purposes.
(g)    (i) The Company is not required to include income in any amount under Section 481 of the Code (or any comparable provisions of state, local or foreign law), by reason of a change in accounting methods or otherwise, as a result of actions taken prior to the date of Closing; (ii) the Company will not be required to include in a taxable period on or after the Closing Date, taxable income attributable to income that economically accrues in a taxable period ending on or before the Closing Date, including as a result of the installment method of accounting, the completed contract method of accounting or the cash method of accounting; (iii) the Company currently uses the accrual method of accounting for income Tax purposes; and (iv) the Company will not be required to include any amount in taxable income or exclude any item of deduction or loss from any taxable period (or portion thereof) ending after the Closing Date as a result of any “closing agreement” as described in Code Section 7121 (or any corresponding or similar provision of state, local or foreign Tax law) executed on or prior to the Closing Date.
(h)    The Company has been classified as a partnership for U.S. federal income Tax (and applicable state Tax) purposes since formation.
(i)    The Company does not have any Liability for the Taxes of any Person under Treasury Regulation Section 1.1502-6 (or any corresponding provision of state, local or non-U.S. Tax Law), as a transferee or successor, by Contract, or otherwise.
(j)    Schedule 3.9 sets forth all jurisdictions in which the Company is subject to Tax, is engaged in business or has a permanent establishment.
(k)    There is no property or obligation of the Company, including uncashed checks to vendors, customers or employees, non-refunded overpayments or credits, that is escheatable or payable to any state or municipality under any applicable escheatment or unclaimed property Laws or that may at any time become escheatable to any state or municipality under any such Laws.
Section 3.10    Real Property.
(a)    The Company does not currently own, nor has the Company ever owned, any real property in fee simple. Schedule 3.10(a) sets forth a complete list of (i) all real property leased, used or occupied by the Company in connection with the conduct of the Business as currently conducted (such real property, together with all improvements thereon, the “Leased Real Property”), (ii) all leases relating to the Leased Real Property by the Company (individually, a “Real Property Lease” and collectively, the “Real Property Leases”) as lessee, and (iii) all material easements, rights-of-way agreements, surface use agreements, land-related licenses and similar type land-related agreements held by the Company and used in connection with the Business as currently conducted (the “Rights-of-Way” and the related agreements being referred to as the “Rights-of-Way Agreements”). The Company has (i) a good and valid leasehold interest to the Leased Real Property, free and clear of all Liens except Permitted Liens, and (ii) title to or a valid interest in the Rights-of-Way sufficient to conduct the Business as currently conducted. The Sellers have made available to Purchaser true, complete and correct copies of the Real Property Leases and Rights-of-Way Agreements. Neither the Company nor, to the Knowledge of Sellers, any other party to a Real Property Lease or Rights-of-Way Agreement, is in breach of or default under any Real Property Lease or Rights-of-Way Agreement, as applicable. The Company has not received any written notice of any default or event that with notice or lapse of time, or both, would constitute a default by the Company under any of the Real Property Leases or Rights-of-Way Agreements, in each case that has not been fully cured or resolved. Each of the Real Property Leases is (i) a legal, valid and binding obligation of the Company, and (ii) enforceable against the Company and, to the Knowledge of Sellers, the other party or parties thereto in accordance with its terms, in each case except (A) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other similar applicable Laws of general application affecting enforcement of creditors’ rights generally and (B) the availability of the remedy of specific performance or injunctive or other forms of equitable relief may be subject to equitable defenses and would be subject to the discretion of the court before which any such proceeding may be brought.
(b)    The Company has not leased, subleased, assigned or otherwise granted to any Person (other than a lessor’s right under a Real Property Lease) the right to use or occupy the Leased Real Property or any portion thereof.
(c)    The (i) Leased Real Property constitutes all of the real property used by the Company to conduct the Business as currently conducted, (ii) buildings, facilities and improvements located on the Leased Real Property are in good operating condition and in a state of good maintenance and repair and are suitable for the purposes for which they are currently being used and (iii) the Leased Real Property is adequately serviced in all material respects by all utilities and public services necessary for the conduct of the Business thereon as presently conducted.
(d)    Except as set forth on Schedule 3.10(d), the Company has not received any written notice of (i) material violations of building codes and/or zoning ordinances or other Laws applicable the Leased Real Property, (ii) existing, pending or threatened condemnation, appropriation, special assessment or other proceedings affecting the Leased Real Property, or (iii) existing, pending or threatened zoning, building code or other moratorium proceedings, or similar matters.
(e)    There are no Legal Proceedings or other condemnation, appropriation, moratorium or special assessments pending or, to the Knowledge of Sellers, threatened in writing by any Person that (i) affect any Leased Real Property or (ii) would impair the right of the Company to use any Leased Real Property for its current uses.
Section 3.11    Tangible Personal Property. Schedule 3.11 sets forth (i) all leases of vehicles utilized by the Company in the conduct of the Business, and (ii) all leases of personal property by the Company involving actual or estimated payments in excess of $20,000 (“Personal Property Leases”) per calendar year. Each of the Personal Property Leases is (a) a legal, valid and binding obligation of the Company, and (b) is enforceable against the Company and, to the Knowledge of Sellers, the other party or parties thereto in accordance with its terms, in each case except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other similar applicable Laws of general application affecting enforcement of creditors’ rights generally and (ii) the availability of the remedy of specific performance or injunctive or other forms of equitable relief may be subject to equitable defenses and would be subject to the discretion of the court before which any such proceeding may be brought. Neither the Company, nor, to the Knowledge of Sellers, any other party to a Personal Property Lease, is in breach of or default under any Personal Property Lease. The Company has not received any written notice of any default or event that with notice or lapse of time or both would constitute a default by the Company under any of the Personal Property Leases, in each case which has not been fully cured or resolved.

Section 3.12    Intellectual Property.
(a)    Schedule 3.12 contains a true and complete list of all material Intellectual Property owned, licensed or used by the Company. Except as set forth on Schedule 3.12, (i) the Company owns and possesses good and valid legal and beneficial title to, or has a valid and enforceable right to use, all Intellectual Property used in connection with the Business together with the goodwill associated therewith, free and clear of all Liens other than Permitted Liens, and (ii) all necessary registration, maintenance and renewal fees currently due in connection with the Intellectual Property identified on Schedule 3.12 have been paid. As of the date of this Agreement, there are no oppositions, cancellations, invalidity proceedings, interferences or re-examination proceedings presently pending with respect to any Intellectual Property owned by the Company.
(b)    Schedule 3.12 contains a true and complete list of all material license agreements to which the Company is a party, other than commercially available off-the-shelf software. With respect to all Intellectual Property held by the Company under such license agreements, the Company has the right to use such Intellectual Property in the manner and subject to applicable Law and limitations on the scope of such use as set forth in such license agreements, free from any Lien other than Permitted Liens and not subject to any restrictions, other than as set forth in the applicable license agreement.
(c)    Except as set forth on Schedule 3.12, (i) to the Knowledge of Sellers, the operation of the Business as currently conducted does not infringe or misappropriate any Intellectual Property rights of any other Person, (ii) the material Intellectual Property used by the Company is not the subject of any challenge received by the Company or any Seller in writing, (iii) neither the Company nor any Seller has received any written notice of any default or any event that with notice or lapse of time, or both, would constitute a default under any material Intellectual Property license to which the Company is a party or by which it is bound, in each case which has not been fully cured or resolved (iv) to the Knowledge of Sellers, no third party is infringing or misappropriating any of the Company’s rights in any of the material Intellectual Property, and (v) the Company not has granted any rights or interest in any of the material Intellectual Property owned by the Company to any other Person.
Section 3.13    Material Contracts.
(a)    Schedule 3.13(a) sets forth a list of all of the following Contracts to which the Company is a party or by which it is bound (collectively, the “Material Contracts”):
(i)    Contracts with any Affiliate or current or former director, manager, officer, employee or equity interest holder of the Company (other than Governing Documents of the Company and compensation arrangements with or for employees, officers or directors);
(ii)    Contracts with any labor union or association representing any Employees;

(iii)    Contracts for the sale of any of the assets of the Company, other than in the Ordinary Course of Business, for consideration in excess of $100,000;
(iv)    Contracts relating to the acquisition or disposition by the Company of any operating business or the capital stock of any other Person, in each case for consideration in excess of $100,000;
(v)    Contracts relating to incurrence of (A) Indebtedness and (B) indebtedness of any third party of which the Company is an obligor, guarantor, surety or otherwise liable or which is secured by any assets of the Company;
(vi)    master service agreements or other Contracts pursuant to which the Company provides products or services to its customers in the Business, together with any related pricing agreements, and material open written work/purchase orders as of the date hereof, in each case, including a summary of open oral work/purchase orders;
(vii)    to the extent not identified under clause (vi), Contracts of the Company (A) involving customers, suppliers or vendors providing for annual expenditures or receipts or payments by or to the Company in each case of $20,000 or more or (B) that require performance by the Contract more than one (1) year from the date hereof, in either case that are not terminable by the Company without penalty on notice of thirty (30) days or less;
(viii)    Contracts that require the Company to purchase its requirements of any product or service from a third party or that contain “take or pay” provisions;
(ix)    Contracts that are entered into for the primary purpose of providing for the indemnification of any specific Loss, including environmental liability, by the Company of any Person;
(x)    Contracts granting to any Person a right of first refusal, first offer or other right to purchase any of the assets or Business of the Company;
(xi)    employment agreements and Contracts with consultants and independent contractors (or similar arrangements) excluding such Contracts that are cancellable upon not more than thirty (30) days’ notice without any penalty or payment, and all severance, change of control, employee retention and other similar Contracts;
(xii)    Contracts that provide for or create any joint venture, partnership or similar arrangement;
(xiii)    Contracts that contain any restriction on the ability of the Company to engage in the Business in any geographic region and will be binding on the Company following the Closing; and
(xiv)    broker, distributor, dealer and agency contracts.

(b)    Each of the Material Contracts is (i) in full force and effect and a legal, valid and binding obligation of the Company, and (ii) enforceable against the Company and, to the Knowledge of Sellers, the other party or parties thereto in accordance with its terms, in each case except as limited by (A) applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other similar applicable Laws of general application affecting enforcement of creditors’ rights generally and (B) the availability of the remedy of specific performance or injunctive or other forms of equitable relief may be subject to equitable defenses and would be subject to the discretion of the court before which any such proceeding may be brought.
(c)    Neither the Company nor, to the Knowledge of Sellers, any other party to a Material Contract is in material breach of or default under any Material Contract. Except as set forth on Schedule 3.13(c), the Company has not received any written notice of any default or event that with notice or lapse of time or both would constitute a default by the Company under any Material Contract, in each case which has not been fully cured or resolved. The Company has performed all material obligations to be performed by it to date under the Material Contracts and no warranty claims are currently pending under any of the Material Contract. The Company has not received any written notice of termination or cancellation with respect to any Material Contract. The Sellers have made available to the Purchaser or its Representatives true and correct copies of all Material Contracts.
Section 3.14    Employee Benefits.
(a)    Schedule 3.14(a) lists all material Employee Benefit Plans. For purposes of this Agreement, “Employee Benefit Plan” means each “employee benefit plan,” as defined in Section 3(3) of ERISA (whether or not subject to ERISA), and all other benefit or compensation plans, programs, policies, understandings and arrangements, including, without limitation, retirement, pension, welfare, bonus, employment, consulting and other compensation, incentive, equity and equity-based compensation, deferred compensation, stock purchase, severance pay, retention, change in control, sick leave, vacation pay, salary continuation, disability, hospitalization, medical insurance, life insurance, cafeteria, pre-tax premium, flexible spending, dependent care, and scholarship plans, programs, policies, understanding and arrangements (i) that are sponsored or maintained by the Company or to which the Company contributes or is obligated to contribute thereunder or (ii) with respect to which the Company has or could reasonably be expected to have any Liability.
(b)    True, correct and complete copies of the following documents, with respect to each of the Employee Benefit Plans, have been made available to Purchaser or its Representatives: (i) all plans and related trust, insurance policy and other funding documents, and all amendments thereto, (ii) administration, investment, service and similar agreements, (iii) the most recent Forms 5500 for the past three (3) years and all schedules and attachments thereto, (iii) the most recent financial statements and actuarial valuations for the past three (3) years, (iv) the most recent IRS determination, opinion or advisory letter, (v) the most recent summary plan descriptions (including letters or other documents updating such descriptions) and summaries of material modifications thereof, (vi) written descriptions of the material terms of all non‑written Employee Benefit Plans or agreements relating to Employee Benefit Plans and (vii) copies of material notices, letters or other correspondence with the IRS, Department of Labor, Pension Benefit Guaranty Corporation or any other Governmental Body relating to the Employee Benefit Plan during the past three (3) years.
(c)    The Company does not sponsor, maintain, contribute to, have an obligation to contribute or have any Liability with respect to any plan, program, policy, understanding, arrangement or account that is qualified or intended to be qualified under Section 401 or 408 of the Code.
(d)    As of the date of this Agreement and the Closing Date, all contributions and premiums required by Law or by the terms of any Employee Benefit Plan or any agreement relating thereto, to the extent due, have been, or will have been, timely made.
(e)    None of the Employee Benefit Plans provide for continuing health or other welfare benefits or coverage for any individual after termination of employment or other service, except as may be required under COBRA. The Company does not have any Liability on account of a violation of COBRA.
(f)    None of the Employee Benefit Plans are subject to, and the Company has no Liability under, Section 302 or Title IV of ERISA or Section 412 of the Code. None of the Employee Benefit Plans is (i) a “multiemployer plan” as defined in Section 3(37) of ERISA, (ii) a multiple employer plan as described in Section 413(c) of the Code, or (iii) a “multiple employer welfare arrangement” within the meaning of Section 3(40)(A) of ERISA.
(g)    Each of the Employee Benefit Plans has been established, maintained, operated and administered, in all material respects, in accordance with its terms and all provisions of applicable Law, including the Code and ERISA, and the Company has not been required to withhold or pay any Taxes as a result of a failure to comply with Section 409A of the Code. The Company does not have any obligation to make a “gross-up” or similar payment in respect of any Taxes that may become payable under Section 409A of the Code.
(h)    No act, omission or transaction has occurred which could result in imposition on the Company, directly or indirectly, of (i) any material Liability under Section 409 of ERISA for breach of fiduciary duties, (ii) a material civil penalty assessed pursuant to subsections (c), (i) or (l) of Section 502 of ERISA, (iii) a material tax imposed pursuant to Chapter 43 of Subtitle D of the Code or (iv) any material Liability for any non‑exempt prohibited transaction under Section 406 or 407 of ERISA.
(i)    Each Employee Benefit Plan that is subject to Section 409A of the Code has been administered, operated and maintained at all times in compliance with such section and all applicable regulatory guidance (including notices, rulings and proposed and final regulations).
(j)    Except as set forth on Schedule 3.14(j), neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or upon the occurrence of any additional or subsequent events) (i) result in any payment, benefit or other remuneration becoming due with respect to any current or former Employee, officer, director, independent contractor or consultant of the Company; (ii) accelerate the time of payment, funding or vesting, or increase the amount of compensation due with respect to any such individual, or (iii) increase any compensation or benefits otherwise payable under any Employee Benefit Plan. No amount paid or payable (whether in cash, in property, or in the form of benefits) in connection with the transactions contemplated by this Agreement (either alone or upon the occurrence of any additional or subsequent events) will be an “excess parachute payment” within the meaning of Section 280G of the Code or result in a penalty under Section 4999 of the Code.
(k)    There are no pending, or to the Knowledge of Sellers, threatened claims, assessments, demands, actions, suits, proceedings or audits with respect to any Employee Benefit Plans (other than claims for benefits in the Ordinary Course of Business).
(l)    No provision of any Employee Benefit Plan or other agreement, whether written or oral, could reasonably be expected to result in any limitation on the Company, Purchaser or any of its Affiliates from amending or terminating any Employee Benefit Plan. Each Employee Benefit Plan may be terminated without Liability to the Company, other than Liability for expenses in the Ordinary Course of Business associated with the termination and winding down thereof.
(m)    No Employee Benefit Plan is, and the Company with respect to any Employee Benefit Plan is not, the subject of an application or filing under or is a participant in, an amnesty, voluntary compliance, self-correction or similar program sponsored by any Governmental Body and, to the Knowledge of Sellers, no circumstances exist pursuant to which any Employee Benefit Plan would have any cause or reason to make such an application or filing or otherwise participate in any such program.
Section 3.15    Labor; Employee Matters.
(a)    The Company is not a party to any labor or collective bargaining agreement and to the Knowledge of Sellers, there have been no unionization activities involving employees of the Company during the past three years.
(b)    There are no (i) strikes, work stoppages, work slowdowns or lockouts pending or, to the knowledge of the Sellers, threatened against or involving the Company, or (ii) unfair labor practice charges, material grievances or material complaints pending or, to the knowledge of the Sellers, threatened by or on behalf of any employee or group of employees of the Company. The Company has not experienced any material labor strike, slowdown, stoppage or lockout during the past three (3) years.
(c)    During the past three (3) years, (i) the Company has not effectuated a “plant closing” (as defined in the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment, (ii) there has not occurred a “mass layoff” (as defined in the WARN Act) affecting any site of employment or facility of the Company and (iii) as of the date of this Agreement, Sellers have not closed, and do not intend to close, any plant or facility and has not effectuated, and does not intend to effectuate, any mass layoff of employees, as defined under the WARN Act or any other similar state or local Law.

(d)    Schedule 3.15(d) contains a true and correct list of all persons who are employees, consultants or contractors of the Company as of the date that is five (5) Business Days prior to the date hereof, and sets forth for each such individual the following: (i) name; (ii) title or position (including whether full or part time); (iii) hire date (and adjusted hire date, if applicable); (iv) current annual base compensation rate; (v) commission, bonus or other incentive-based compensation arrangement (including target bonus, if applicable); and (vi) whether such individual is actively at work and, if not, the nature of the absence, the policy or Employee Benefit Plan under which such absence is authorized, the start date of such absence and the expected return date therefrom.
(e)    Except as set forth on Schedule 3.15(e), (i) each employee listed on Schedule 3.15(d) is an “at-will” employee as such term is defined by applicable Law, and (ii) the Company is not a party to any written employment Contract or any consulting or similar Contract for the provision of services to the Company, or any severance, change of control, retention or other similar agreement, plan or arrangement with any employee.
(f)    Except as set forth on Schedule 3.15(f), the Company is in compliance, and during each of the past three (3) years has complied, in all material respects, with all applicable Laws pertaining to employment and employment practices, including all Laws relating to labor relations, equal employment opportunities, fair employment practices, employment discrimination, harassment, retaliation, reasonable accommodation, disability rights or benefits, immigration, wages, hours, overtime compensation, child labor, hiring, promotion and termination of employees, working conditions, meal and break periods, privacy, occupational health and safety, workers’ compensation, leaves of absence, collection any payment of withholding Taxes, Social Security Taxes and similar Taxes and unemployment insurance. Except as set forth on Schedule 3.15(f), each individual who is classified by the Company as an independent contractor has been properly so classified and all individuals that are or were required by applicable Laws to be characterized or treated as employees have been properly so characterized or treated at all relevant times, and all employees classified as exempt under the Fair Labor Standards Act and state and local wage and hour laws are properly classified. There are no material Legal Proceedings or other notice of violations against the Company pending, or to the Knowledge of Sellers, threatened to be brought or filed, by or with any Governmental Body or arbitrator in connection with the employment of any current or former applicant, employee, consultant, volunteer, intern or independent contractor of the Company, including any claim relating to unfair labor practices, employment discrimination, harassment, retaliation, equal pay, wage and hours, occupational exposure to Hazardous Materials or any other employment related matter arising under applicable Laws.
(g)    As of the Closing Date, all compensation, including wages, commissions and bonuses, payable to Employees, consultants, or contractors of the Company for services performed on or prior to the Closing Date will have been paid in full or properly accrued in the Estimated Closing Statement setting forth the Estimated Net Working Capital.
Section 3.16    Litigation.
(a)    Except as set forth on Schedule 3.16(a), there are no Legal Proceedings pending or, to the Knowledge of Sellers, threatened against the Company before any Governmental

Body that (i) affect in any respect the Company, its business or its assets or (ii) would materially and adversely affect the ability of Sellers to execute and deliver this Agreement or any of the other Seller Documents or to consummate the transactions contemplated hereby or thereby. Schedule 3.16(a) also lists Legal Proceedings since January 1, 2016 and sets forth a description of the final resolution of such Legal Proceeding.
(b)    Except as set forth on Schedule 3.16(b), there are no outstanding Orders and no unsatisfied judgments, penalties or awards against or affecting the Company or any of its properties or assets. The Company is in material compliance with the terms of each Order set forth on Schedule 3.16(b). Except as set forth on Schedule 3.16(b), to the Knowledge of Sellers, no event has occurred that may constitute or result in (with or without notice or lapse of time) a violation of any such Order.
Section 3.17    Compliance with Laws; Permits.
(a)    The Company is now complying, and has complied, with all Laws applicable to its respective operations or assets other than any noncompliance, default or violation that would not reasonably be expected to, individually or in the aggregate, have a Seller Material Adverse Effect. The Company has not received any written notice of or been charged with the violation of any Laws that has not been fully resolved.
(b)    The Company currently has all material Permits which are required for the operation of the Business as presently conducted and all such Permits are valid and in full force and effect. Schedule 3.17(b) lists all material Permits (excluding Environmental Permits) held by the Company. The Company is in compliance, in all material respects, with (and no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation under) the terms, conditions and provisions of each Permit set forth on Schedule 3.17(b). The Company has not received any written notice from any Governmental Body asserting any revocation, suspension, lapse or limitation of any Permit set forth on Schedule 3.17(b).
(c)    None of the Sellers, the Company nor, to the knowledge of the Sellers, any respective Representative (with respect to any third party Representatives, only as it relates to the Business) thereof has directly or indirectly, (i) made any unlawful payment to foreign or domestic government officials or employees or to any foreign or domestic political parties or campaigns or violated any provisions of any applicable anti-bribery Laws, including the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (collectively, the “FCPA”), or (ii) taken any action that would constitute a violation of any applicable anti-bribery Laws, including the FCPA, including making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any domestic government official or “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA. To the Knowledge of Sellers, the Business has been conducted in compliance with the FCPA.

(d)    Schedule 3.17(d) contains a list of all agents, intermediaries, importers and other similar Persons of the Company used in the preceding two years outside of the U.S. to arrange or facilitate the sale, purchase, export, import or transport of any materials or goods.
Section 3.18    Environmental Matters. Except as set forth on Schedule 3.18 hereto and for matters that would not reasonably be expected to, individually or in the aggregate, have a Seller Material Adverse Effect:
(a)    the Company is now complying, and has complied, with all applicable Environmental Laws and all material Environmental Permits in all material respects;
(b)    (i) the Company has duly obtained and is in material compliance with all material Environmental Permits (each of which is disclosed on Schedule 3.18) necessary to own and operate Business and such Environmental Permits are currently valid and in full force and effect; and (ii) the Company has not received any written notice that remains pending or unresolved that (A) any such existing Environmental Permits will be revoked, (B) any application currently pending or to be made prior to the Closing Date for any new Environmental Permit will be protested or denied, or (C) any renewal of any existing Environmental Permit will be protested or denied;
(c)    (i) there has been no Release of Hazardous Materials in contravention of or creating liability under Environmental Laws with respect to the Business or assets of the Company or any real property currently or formerly operated or leased by a Company or, to the Knowledge of Sellers, to any third party site to which Hazardous Materials generated by the Company were sent for treatment or disposal, and the Company has not received an Environmental Notice that any real property currently or formerly operated or leased in connection with the Business of the Company (including soils, groundwater, surface water, buildings and other structure located on any such real property), or any third party disposal site, has been contaminated with any Hazardous Material in a quantity or condition which could result in an Environmental Claim against, or constitutes a violation of Environmental Law or the terms of any Environmental Permit by, the Company; and (ii) the Company is not the subject of any outstanding Order or Contract with any Governmental Body respecting any Remedial Action or any material Release of a Hazardous Material;
(d)    the Company has not received any Environmental Notice alleging that the Company may be in violation of any Environmental Law, or any Environmental Permit, or may have any Liability under any Environmental Law, in each case which has not been fully resolved;
(e)    to the Knowledge of Sellers, there are no other facts or circumstances which would reasonably be expected to result in the imposition of any Liability pursuant to any Environmental Law at or otherwise in connection with the Business or the assets owned by the Company; and
(f)    Sellers have furnished to Purchaser complete and accurate copies of all environmental audits, assessments, reports, studies, analyses and correspondence on alleged material environmental matters (including any alleged non‑compliance with any Environmental Law, any Release or threatened Release of, or exposure to, Hazardous Materials or any other environmental Liabilities) that are in Sellers’ possession or control and arise out of or relate to the ownership or operation of the Company.
Section 3.19    Title. Except as set forth on Schedule 3.19(a), the Company has good and valid title to, or a valid leasehold interest in, all buildings, fixtures, machinery, equipment, tools, vehicles, furniture, improvements and other properties and assets owned or leased by the Company, including those that are reflected in the Balance Sheet or acquired after the Balance Sheet Date, other than properties and assets sold or otherwise disposed of in the Ordinary Course of Business since the Balance Sheet Date. All such properties and assets (including leasehold interest) are free and clear of all Liens, except for Permitted Liens and for such Liens as set forth on Schedule 3.19(a). Without limiting the generality of the immediately preceding sentence, none of such properties or assets is owned by any Seller or any Affiliate of any Seller (other than the Company) or any Representative thereof.
(a)    Except as set forth on Schedule 3.19(b), the buildings, fixtures, machinery, equipment, tools, vehicles, furniture, improvements and other tangible assets of the Company are structurally sound, in good operating condition and repair, normal wear and tear excepted, and sufficient for the continued conduct the Business and constitute all of the rights, property and assets necessary to conduct the Business, in each case as such operations are currently conducted or have been conducted consistent with past practices, except as would not reasonably be expected to, individually or in the aggregate, have a Seller Material Adverse Effect.
Section 3.20    Financial Advisors; Transaction Expenses. Except as set forth on Schedule 3.20, no Person has acted, directly or indirectly, as a broker, finder or financial advisor for any Seller in connection with the transactions contemplated by this Agreement or is entitled to any fee or commission or like payment in respect thereof. As of the Closing, the Company will have no Liability for any Transaction Expenses.
Section 3.21    Insurance. Schedule 3.21 sets forth a true and complete list of all current insurance policies or binders of fire, liability, product liability, umbrella liability, real and personal property, workers’ compensation, vehicular, directors’ and officers’ liability, fiduciary liability and other casualty and property insurance maintained by the Company and relating to the assets, business, operations, employees, officers and directors of the Company (collectively, the “Insurance Policies”) and true and complete copies of such Insurance Policies have been made available to Purchaser. Such Insurance Policies are in full force and effect and shall remain in full force and effect immediately following the Closing. Such Insurance Policies are sufficient for compliance with all requirements of applicable Law and all Material Contracts. The Company has not received any written notice of cancellation or non-renewal of, premium increase with respect to, or alteration of coverage under, any of such Insurance Policies. All premiums due on such Insurance Policies have either been paid or, if due and payable prior to Closing, will be paid prior to Closing in accordance with the payment terms of each Insurance Policy. The Insurance Policies do not provide for any retrospective premium adjustment or other experience-based liability on the part of the Company. All such Insurance Policies (a) are valid and binding in accordance with their terms; and (b) have not been subject to any lapse in coverage. There are no claims related to the Company or the Business pending under any such Insurance Policies as to which coverage has been questioned, denied or disputed or in respect of which there is an outstanding reservation of rights. Schedule 3.21 sets forth a list of all pending claims under any such Insurance Policies. The Company has not been notified in writing that the Company is in default, or has otherwise failed to comply with, in any material respect, any provision contained in any such Insurance Policy.
Section 3.22    Affiliate Transactions. Except as set forth on Schedule 3.22, and other than the Governing Documents of the Company, there are no contracts, arrangements or transactions with any Seller, any director, manager, officer, employee, equity interest holder or Affiliate of any Seller or the Company, or any Immediate Family Member thereof, on the one hand, and the Company, on the other hand. Except as set forth on Schedule 3.22, no Seller and no director, manager, officer, employee, equity interest holder or Affiliate of any Seller or the Company owns any properties or assets that are necessary to operate the Business in the manner as it is now being conducted by the Company.
Section 3.23    Bank Accounts; Powers of Attorney. Schedule 3.23 sets forth the name of each bank or other financial institution in which the Company has an account or lock box, the names of all Persons authorized to draw thereon or to have access thereto, and the account number for each such bank account. There are no outstanding powers of attorney executed on behalf of the Company or other similar appointment authorizing an agent of the Company to execute Contracts on its behalf.
Section 3.24    Customers and Vendors.
(a)    Schedule 3.24 sets forth (i) each of the ten (10) largest customers of the Business (by dollar volume of sales or services to such customers) for the twelve (12) month period ended December 31, 2017 (collectively, the “Material Customers”) and (ii) each of the ten (10) largest suppliers to the Business (by dollar volume of purchases from such suppliers) for the twelve (12) month period ended December 31, 2017 (collectively, the “Material Vendors”).
(b)    Except as set forth on Schedule 3.24, no Material Customer or Material Vendor during the twelve (12) month period ended December 31, 2017 has terminated or cancelled its relationship with the Business.
(c)    Except as set forth on Schedule 3.24, to the Knowledge of Sellers, the Company has not received written notice that any Material Customer or Material Vendor has or intends to cancel or otherwise substantially modify its relationship with the Company.
Section 3.25    Accounts Receivable. The Accounts Receivable of the Company included in the Final Closing Net Working Capital as of the Closing Date (i) will be valid and genuine, (ii) will have arisen solely out of bona fide sales and deliverance of goods, performance of services and other business transactions in the Ordinary Course of Business, (iii) will not be subject to any material defenses, set-offs or counterclaims, (iv) will be reasonably expected to be collectible in the Ordinary Course of Business within ninety (90) days after billing, net of any reserve for doubtful accounts set forth in the Final Closing Net Working Capital, and (v) have not been assigned or pledged to any Person (except for the Liens securing the Specified Indebtedness).

Section 3.26    Investment Representations.
With respect to that portion of the Purchaser Common Stock to be received by a Seller:
(a)    Such Seller is acquiring such Purchaser Common Stock for its own account as principal, for investment purposes only, and not with a view to, or for, resale or distribution thereof, in whole or in part in a manner that would require registration under or violate the registration requirements of any state or federal securities Law. Such Seller has no contract, undertaking, agreement or arrangement with any Person to sell, transfer or pledge to such Person or to anyone else the Purchaser Common Stock, or any part thereof, and such Seller has no present plans to enter into any such contract, undertaking, agreement or arrangement.
(b)    Such Seller is an “accredited investor” as that term is defined under Rule 501 of Regulation D of the Securities Act.
(c)    Such Seller has been given the opportunity to ask questions of, and receive answers from, Purchaser and its officers concerning the terms and conditions of the sale of such Purchaser Common Stock and other matters pertaining to its investment. Such Seller acknowledges that such Seller has been furnished all information that such Seller has requested to the extent that such Seller considers necessary and advisable, and such information is sufficient upon which to base an investment decision.
(d)    Such Seller understands that, until the sale, transfer or assignment of the Purchaser Common Stock has been registered under the Securities Act, the Purchaser Common Stock cannot be sold, transferred or assigned except as may be otherwise permitted under the Securities Act and the rules and regulations promulgated thereunder in effect at the time of sale, transfer or assignment, and then only in compliance with all applicable state securities laws. A legend will be placed on any certificates representing the shares of the Purchaser Common Stock to that effect (and similar restrictions will be recorded in the transfer agent’s and registrar’s records for any shares issued in book-entry form), and Purchaser may prevent transfers that Purchaser reasonably believes do not comply with such requirements.
(e)    Such Seller understands and is fully aware that no federal or state agency has made any finding or determination as to the fairness of an investment in, or made a recommendation or endorsement of, the Purchaser Common Stock.
(f)    Such Seller acknowledges and understands that Purchaser is relying upon, among other things, the representations and warranties of such Seller in this Agreement in concluding that the offer and issuance of such Purchaser Common Stock hereunder will be exempt from the registration requirements of the Securities Act and the rules and regulations promulgated thereunder.
Section 3.27    NO OTHER REPRESENTATIONS OR WARRANTIES. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS ARTICLE III (AS MODIFIED BY THE SCHEDULES HERETO), NEITHER SELLERS NOR ANY OTHER PERSON MAKES ANY OTHER EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY WITH RESPECT TO ANY SELLER, THE BUSINESS, THE EQUITY

INTERESTS, THE COMPANY OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, AND EACH SELLER HEREBY DISCLAIMS ANY OTHER REPRESENTATIONS OR WARRANTIES, WHETHER MADE BY ANY SELLER, ANY AFFILIATE OF A SELLER OR ANY OF THEIR RESPECTIVE REPRESENTATIVES. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN ARTICLE III HEREOF (AS MODIFIED BY THE SCHEDULES HERETO), EACH SELLER (I) EXPRESSLY DISCLAIMS AND NEGATES ANY REPRESENTATION OR WARRANTY, EXPRESSED OR IMPLIED, AT COMMON LAW, BY STATUTE, OR OTHERWISE, RELATING TO THE EQUITY INTERESTS, THE BUSINESS OR THE COMPANY (INCLUDING ANY IMPLIED OR EXPRESSED WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, OR OF CONFORMITY TO MODELS OR SAMPLES OF MATERIALS) AND (II) HEREBY DISCLAIMS ALL LIABILITY AND RESPONSIBILITY FOR ANY REPRESENTATION, WARRANTY, PROJECTION, FORECAST, STATEMENT, OR INFORMATION MADE, COMMUNICATED, OR FURNISHED (ORALLY OR IN WRITING) TO PURCHASER OR ITS AFFILIATES OR REPRESENTATIVES (INCLUDING ANY OPINION, INFORMATION, PROJECTION, OR ADVICE THAT MAY HAVE BEEN OR MAY BE MADE AVAILABLE TO PURCHASER BY ANY REPRESENTATIVE OF ANY SELLER, THE COMPANY OR ANY OF THEIR RESPECTIVE AFFILIATES).
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PURCHASER
Purchaser hereby represents and warrants to each Seller as follows:
Section 4.1    Organization and Good Standing. Purchaser is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now conducted.
Section 4.2    Authorization. Purchaser has full corporate power and authority to execute and deliver this Agreement and each other agreement, document, instrument or certificate contemplated by this Agreement or to be executed by Purchaser in connection with the consummation of the transactions contemplated hereby and thereby (the “Purchaser Documents”), and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by Purchaser of this Agreement and each Purchaser Document have been duly authorized by all necessary corporate action on behalf of Purchaser. This Agreement has been, and each Purchaser Document will be at or prior to the Closing, duly executed and delivered by Purchaser and (assuming the due authorization, execution and delivery by the other Parties and thereto) this Agreement constitutes, and each Purchaser Document when so executed and delivered will constitute, the legal, valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at Law or in equity).

Section 4.3    Conflicts; Consents of Third Parties.
(a)    Except as set forth on Schedule 4.3, none of the execution and delivery by Purchaser of this Agreement or the Purchaser Documents, the consummation of the transactions contemplated hereby or thereby, or the compliance by Purchaser with any of the provisions hereof or thereof will conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination or cancellation under any provision of (i) the Governing Documents of Purchaser, (ii) any Contract or Permit to which Purchaser is a Party or by which Purchaser or its properties or assets are bound; (iii) any Order of any Governmental Body applicable to Purchaser or by which any of the properties or assets of Purchaser are bound or (iv) any applicable Law.
(b)    Except as set forth on Schedule 4.3, no consent, waiver, approval, Order, Permit or authorization of, or declaration or filing with, or notification to, any Person or Governmental Body is required on the part of Purchaser in connection with the execution and delivery of this Agreement or the Purchaser Documents, the compliance by Purchaser with any of the provisions hereof or thereof, the consummation of the transactions contemplated hereby (including the issuance of Purchaser Common Stock) or the taking by Purchaser of any other action contemplated hereby, or for Purchaser to conduct the Business, except for compliance with the applicable requirements of the HSR Act.
Section 4.4    Litigation. Except as disclosed in the Purchaser SEC Documents, there is no action, suit, proceeding, inquiry, audit, review or investigation before or brought by any Governmental Body now pending or, to the knowledge of the Purchaser, threatened, against or affecting the Purchaser or any of its Subsidiaries, or, to the knowledge of the Purchaser, otherwise involving the Purchaser or any of its Subsidiaries, which is required to be disclosed in the Purchaser SEC Documents or which would reasonably be expected to result in a Purchaser Material Adverse Effect.
Section 4.5    Financial Advisors. No Person has acted, directly or indirectly, as a broker, finder or financial advisor for Purchaser in connection with the transactions contemplated by this Agreement or is entitled to any fee or commission or like payment in respect thereof, in each case for which any Seller would be liable.
Section 4.6    Financial Capability. Purchaser (a) will have, as of the Closing, sufficient funds available to pay the Cash Consideration Amount and any and all other payments required to be made by Purchaser in connection with the transactions contemplated by this Agreement, (b) will have, as of the Closing, the resources and capabilities (financial or otherwise) to perform its obligations hereunder, and (c) has not incurred any obligation, commitment, restriction or Liability of any kind, which could reasonably be expected to impair or adversely affect such resources and capabilities.

Section 4.7    Solvency.
(a)    Immediately after giving effect to the consummation of the transactions contemplated by this Agreement (including, without limitation, the debt and equity financings being entered into in connection therewith):
(i)    the fair saleable value (determined on a going concern basis) of the assets of Purchaser will be greater than the total amount of Purchaser’s liabilities (including all liabilities, whether or not reflected in a balance sheet prepared in accordance with GAAP, and whether direct or indirect, fixed or contingent, secured or unsecured, disputed or undisputed);
(ii)    Purchaser will be able to pay its debts and obligations in the ordinary course of business as they become due; and
(iii)    Purchaser will have adequate capital to carry on its business.
(b)    In completing the transactions contemplated by this Agreement, Purchaser does not intend to hinder, delay or defraud any present or future creditors of Purchaser or any Seller or its Subsidiaries.
Section 4.8    Investor Representations. With respect to the Equity Interests to be purchased by Purchaser hereunder:
(a)    Purchaser is acquiring such Equity Interests for its own account as principal, for investment purposes only, and not with a view to, or for, resale or distribution thereof, in whole or in part in a manner that would require registration under or violate the registration requirements of any state or federal securities Law. Purchaser has no contract, undertaking, agreement or arrangement with any Person to sell, transfer or pledge to such Person or to anyone else the Equity Interests, or any part thereof, and Purchaser has no present plans to enter into any such contract, undertaking, agreement or arrangement.
(b)    Purchaser is an “accredited investor” as that term is defined under Rule 501 of Regulation D of the Securities Act.
(c)    Purchaser has been given the opportunity to ask questions of, and receive answers from, Sellers and their officers concerning the terms and conditions of the sale of the Equity Interests and other matters pertaining to its investment. Purchaser acknowledges that Purchaser has been furnished all information that Purchaser has requested to the extent that Purchaser considers necessary and advisable, and such information is sufficient upon which to base an investment decision. The foregoing shall not in any manner diminish or adversely affect any representation or warranty of the Sellers contained in this Agreement and the Purchaser’s rights to indemnification hereunder or recovery under the R&W Policy shall not be affected by any such investigation by the Purchaser.

(d)    Purchaser understands that, until the sale, transfer or assignment of the Equity Interests has been registered under the Securities Act, the Equity Interests cannot be sold, transferred or assigned except as may be otherwise permitted under the Securities Act and the rules and regulations promulgated thereunder in effect at the time of sale, transfer or assignment, and then only in compliance with all applicable state securities Laws.
(e)    Purchaser understands and is fully aware that no federal or state agency has made any finding or determination as to the fairness of an investment in, or made a recommendation or endorsement of, the Equity Interests.
(f)    Purchaser acknowledges and understands that Sellers are relying upon, among other things, the representations and warranties of Purchaser in this Agreement in concluding that the sale of the Equity Interests hereunder will be exempt from the registration requirements of the Securities Act and the rules and regulations promulgated thereunder.
Section 4.9    Capital Structure; Issuance of Purchaser Common Stock.
(a)    The authorized capital stock of the Company consists of 250,000,000 shares of Purchaser Common Stock and 5,000,000 shares of preferred stock, par value $0.01 per share (the “Purchaser Preferred Stock”). At the close of business on September 30, 2017, 118,518,896 shares of Purchaser Common Stock were issued and outstanding and no shares of Purchaser Preferred Stock were issued and outstanding.
(b)    (i) All outstanding shares of Purchaser Common Stock issued prior to the date of this Agreement has been duly authorized, validly issued, fully paid, non‑assessable and issued without application of preemptive rights, rights of first refusal or similar rights; and (ii) the issuance of the Purchaser Common Stock pursuant to this Agreement has been duly authorized and upon consummation of the transactions contemplated by this Agreement, the shares of Purchaser Common Stock will have been validly issued, fully paid, non‑assessable and issued without application of preemptive rights, rights of first refusal or similar rights and will be free and clear of all Liens and restrictions, other than the restrictions imposed pursuant to this Agreement, the Standstill Agreement and applicable securities laws.
(c)    Except as set forth in the Purchaser’s Governing Documents or in the Purchaser SEC Documents, there are no preemptive rights, rights of first refusal or other outstanding options, warrants, conversion rights, redemption rights, repurchase rights, calls or subscription agreements pursuant to Purchaser’s Governing Documents or any other Contract to which Purchaser is party that are or will be exercisable in connection with the execution and delivery of this Agreement or the Purchaser Documents or the consummation of the transactions contemplated hereby and thereby, including the issuance and sale of the Purchaser Common Stock to Sellers.
(d)    Purchaser does not have outstanding any bonds, debentures, notes or other debt obligations the holders of which have the right to vote (or are convertible into or exercisable for securities having the right to vote) with the holders of equity interests in Purchaser on any matter.

Section 4.10    Purchaser Financial Statements. The consolidated financial statements of Purchaser, together with the related schedules and notes thereto, if any, included in the Purchaser SEC Documents (collectively, the “Purchaser Financial Statements”) complied in all material respects with applicable accounting requirements and with the published rules and regulations of the Securities and Exchange Commission (“SEC”) with respect thereto as of their respective dates, present fairly in all material respects the financial position of Purchaser and its consolidated Subsidiaries at the dates indicated and have been prepared in conformity with GAAP applied on a consistent basis throughout the periods indicated (subject, in the case of unaudited statements, to normal year-end adjustments and the absence of footnotes), except as expressly stated in the related notes thereto. Except as described in the Purchaser Financial Statements, there are no material off-balance sheet transactions, arrangements, obligations (including contingent obligations), or any other relationships with unconsolidated entities or other persons, that may have a material current or future effect on Purchaser’s financial condition, changes in financial condition, results of operations, liquidity, capital expenditures, capital resources or significant components of revenue or expenses.
Section 4.11    SEC Reports.
(a)    Purchaser has filed with the SEC all forms, reports, schedules, statements, exhibits and other documents required to be filed by it from January 1, 2016 to the date hereof (such forms, documents, statements and reports, including supplements or amendments thereto, as amended since the respective dates of filing, the “Purchaser SEC Documents”) and has furnished or made available (including via EDGAR) to the Sellers complete and correct copies of all such Purchaser SEC Documents. As of their respective filing dates, the Purchaser SEC Documents complied as to form in all material respects with the requirements of the Exchange Act and the Securities Act.
(b)    As of its filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing amending or superseding same), each Purchaser SEC Document filed pursuant to the Exchange Act did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.
(c)    Each Purchaser SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the Securities Act, as of the date such registration statement or amendment became effective or is deemed to have become effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.
(d)    Purchaser has established and maintains disclosure controls and procedures and a system of internal control over financial reporting (as such terms are defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) as required by the Exchange Act. Except as described in the Purchaser SEC Documents, since December 31, 2016, there has been (1) no material weakness in the Purchaser’s internal control over financial reporting (whether or not remediated) and (2) no change in Purchaser’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, Purchaser’s internal control over financial reporting.

Section 4.12    Absence of Violations, Defaults and Conflicts. Neither the Purchaser nor any of its Subsidiaries is (A) in violation of its Governing Documents, (B) in default in the performance or observance of any obligation, agreement, covenant or condition contained in any contract, indenture, mortgage, deed of trust, loan or credit agreement, note, lease or other agreement or instrument to which the Purchaser or any of its Subsidiaries is a party or by which it or any of them may be bound or to which any of the properties or assets of the Purchaser or any Subsidiary is subject (collectively, “Agreements and Instruments”), except for such defaults that would not, individually or in the aggregate, reasonably be expected to result in a Purchaser Material Adverse Effect, or (C) in violation of any Law or Order, except for such violations that would not, individually or in the aggregate, reasonably be expected to result in a Purchaser Material Adverse Effect.
Section 4.13    NYSE Listing. All outstanding shares of Purchaser Common Stock are listed on the New York Stock Exchange (“NYSE”) and Purchaser has not received any notice of delisting.
Section 4.14    Condition of the Business. NOTWITHSTANDING ANYTHING CONTAINED IN THIS AGREEMENT TO THE CONTRARY, PURCHASER ACKNOWLEDGES AND AGREES THAT SELLERS ARE NOT MAKING ANY REPRESENTATIONS OR WARRANTIES WHATSOEVER, EXPRESS OR IMPLIED, BEYOND THOSE EXPRESSLY GIVEN BY SELLERS IN ARTICLE III HEREOF (AS MODIFIED BY THE SCHEDULES HERETO) OR IN ANY CERTIFICATE DELIVERED AT CLOSING, AND PURCHASER ACKNOWLEDGES AND AGREES THAT, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN ARTICLE III HEREOF OR IN ANY CERTIFICATE DELIVERED AT CLOSING, THE EQUITY INTERESTS ARE BEING TRANSFERRED ON AN “AS IS, WHERE IS” BASIS. ANY CLAIMS PURCHASER MAY HAVE FOR BREACH OF REPRESENTATION OR WARRANTY SHALL BE BASED SOLELY ON THE REPRESENTATIONS AND WARRANTIES OF SELLERS SET FORTH IN ARTICLE III HEREOF (AS MODIFIED BY THE SCHEDULES HERETO) OR IN ANY CERTIFICATE DELIVERED AT CLOSING. PURCHASER REPRESENTS THAT PURCHASER IS NOT RELYING ON ANY REPRESENTATION OR WARRANTY, OTHER THAN THOSE SET FORTH IN ARTICLE III HEREOF (AS MODIFIED BY THE SCHEDULES HERETO) OR IN ANY CERTIFICATE DELIVERED AT CLOSING, MADE BY SELLERS, ANY OF THEIR AFFILIATES, OR ANY OTHER PERSON WHETHER EXPRESS OR IMPLIED, AS TO THE ACCURACY OR COMPLETENESS OF ANY INFORMATION REGARDING SELLERS, THE EQUITY INTERESTS, THE BUSINESS, THE COMPANY OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. PURCHASER REPRESENTS THAT IT HAS CONDUCTED TO ITS SATISFACTION, ITS OWN INDEPENDENT INVESTIGATION OF THE COMPANY AND, IN MAKING THE DETERMINATION TO PROCEED WITH THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, PURCHASER HAS RELIED ON THE RESULTS OF ITS OWN INDEPENDENT INVESTIGATION AND THE REPRESENTATIONS AND WARRANTIES OF THE SELLERS IN ARTICLE III HEREOF (AS MODIFIED BY THE SCHEDULES HERETO) OR IN ANY CERTIFICATE DELIVERED AT CLOSING.
ARTICLE V
COVENANTS

Section 5.1    Access to Information.
(a)    Prior to the Closing Date, Sellers shall, and shall cause the Company to, provide to the Purchaser and its Representatives reasonable access to and the right to make such investigation of the properties, businesses, operations and personnel of the Company and such examination of the Books and Records as it reasonably requests. Notwithstanding the foregoing, Purchaser shall make all requests for access and all due diligence requests directly to Sellers Representative who shall coordinate any such access and production of documents. Any such investigation and examination shall be conducted during regular business hours upon reasonable advance notice and under reasonable circumstances and shall be subject to restrictions under applicable Law. Each Seller shall cause its Representatives and the Company and its Representatives to reasonably cooperate with Purchaser and Purchaser’s Representatives in connection with such investigation and examination, and Purchaser and its Representatives shall cooperate with Sellers and their Representatives and shall use their reasonable efforts to minimize any disruption to the Company. Notwithstanding anything to the contrary contained herein, prior to the Closing, without the prior written consent of the Sellers Representative, (i) Purchaser shall not contact any suppliers to, or customers or other business relations of, the Company, and (ii) Purchaser shall have no right to perform invasive or subsurface investigations of the properties or facilities of the Company.
(b)    In the event Purchaser or its Representatives desire physical access to any of the Company’s properties, and if Purchaser and its Representatives receive requisite approval from the Sellers Representative to visit and inspect such properties, Purchaser hereby assumes the risk of, and releases, the Sellers and the Company, and their respective Representatives from any and all liability for, and Purchaser shall indemnify, defend and hold the Sellers and the Company harmless from and against, any and all Liabilities, causes of action and claims for damage and/or injury or death to any and all Persons and any and all Persons’ property, in each case arising out of, incident to, or in connection with Purchaser’s or its Representatives’ entry on the Company’s properties, WHETHER OR NOT SUCH PERSONAL INJURY, DEATH OR PROPERTY DAMAGE IS OCCASIONED BY OR INCIDENT TO OR THE RESULT OF THE NEGLIGENCE OR FAULT OF THE SELLERS, THE COMPANY OR THEIR RESPECTIVE REPRESENTATIVES, EXCEPT TO THE EXTENT ARISING FROM THE GROSS NEGLIGENCE OR WILLFUL MISCONDUCT OF THE SELLERS, THE COMPANY OR THEIR RESPECTIVE REPRESENTATIVES.
Section 5.2    Conduct of the Business Pending the Closing.
(a)    Prior to the Closing, except (i) as required by applicable Law or GAAP, (ii) as otherwise expressly contemplated or required by this Agreement or (iii) with the prior written consent of Purchaser, Sellers shall cause the Company to (A) conduct the Business in the Ordinary Course of Business in all material respects; and (B) use its commercially reasonable efforts to (1) preserve the present business operations, organization and goodwill of the Company, and (2) preserve the present relationships with customers and suppliers of the Company.
(b)    Prior to the Closing, except (i) as required by applicable Law or GAAP, (ii) as otherwise expressly contemplated or required by this Agreement or (iii) with the prior written consent of Purchaser, Sellers shall not, and shall not permit the Company to:

(A)    other than in the Ordinary Course of Business, (1) grant any new or increase existing compensation or benefits of any officer or Employee of the Company or any other individual who is a service provider to the Company (2) increase the coverage or benefits available under any (or create, commence participation in or become liable with respect to any new) Employee Benefit Plan or amend, modify, suspend or terminate any Employee Benefit Plan, (3) take any action to accelerate the vesting, funding or payment of any compensation or benefit for any individual who is a service provider to the Company, or (4) enter into any employment, deferred compensation, severance, change in control, retention, consulting, non‑competition or similar agreement (or amend any such agreement) to which the Company is party or involving an executive officer of the Company;
(B)    (1) terminate (other than for cause as determined by the Company in good faith) or hire any executive officer of the Company or (2) other than in the Ordinary Course of Business, terminate or hire any Employee who is not an executive officer of the Company;
(C)    make or rescind any material election relating to Taxes, settle or compromise any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes or make any material change to any of its methods of accounting or methods of reporting income or deductions for Tax or accounting practice or policy from those employed in the preparation of its most recent Tax Returns;
(D)    subject the assets or properties of the Company to any Lien to which they are not subject as of the date of this Agreement, in each case except in the Ordinary Course of Business or for Permitted Liens;
(E)    sell, transfer, dispose of or subject to any Lien any of the Equity Interests held by the Sellers in the Company;
(F)    cause or permit the Company to issue any additional Equity Interests of the Company or any securities convertible into or exchangeable for Equity Interests of the Company;
(G)    acquire any material properties or assets or sell, assign, license, transfer, convey, lease or otherwise dispose of any material asset of the Company (except pursuant to an existing Contract for fair consideration, for the purpose of disposing of obsolete or worthless assets or otherwise in the Ordinary Course of Business);
(H)    cancel or compromise any material debt or claim or waive or release any material right of the Company except in the Ordinary Course of Business;
(I)    enter into, modify or terminate any labor or collective bargaining agreement or, through negotiation or otherwise, make any commitment or incur any liability to any labor organization;

(J)    enter into or agree to enter into any merger or consolidation with any Person;
(K)    amend or propose to amend the Company’s Governing Documents or split, subdivide, combine or reclassify its outstanding equity interests;
(L)    enter into any transaction for, or make any material acquisition of or investment in any businesses, product lines, business units, business operations or stock except in the Ordinary Course of Business;
(M)    make any single capital expenditure or commitment in excess of $50,000, or aggregate capital expenditures and commitments in excess of $150,000, including such capital expenditures for additions to property or equipment;
(N)    terminate or waive any material provision of, amend or otherwise modify any material provision of, a Material Contract; and
(O)    agree to do anything prohibited by this Section 5.2(b).
(c)    Nothing contained in this Agreement, including this Section 5.2, shall give Purchaser, directly or indirectly, any right to control or direct the operations of the Company prior to the Closing. Prior to the Closing, the Company and Purchaser shall each exercise, consistent with the other terms and conditions of this Agreement, complete control and supervision over their respective businesses.
Section 5.3    Consents; Closing Conditions.
(a)    Each Seller shall use its commercially reasonable efforts, and Purchaser shall cooperate with Sellers, to obtain at the earliest practicable date all consents and approvals required by the Sellers and/or the Company to consummate the transactions contemplated by this Agreement, including, without limitation, the consents and approvals referred to in Section 3.5(b) hereof; provided, however, that Sellers shall not be obligated to pay any consideration therefor to any third Party from whom consent or approval is requested.
(b)    Prior to the Closing, except as set forth in Section 5.4, each Party hereto shall, and Sellers shall cause the Company to, use commercially reasonable efforts to take such actions as are necessary to expeditiously satisfy the closing conditions set forth in Article VII hereof.
Section 5.4    Regulatory Approvals.
(a)    Each of Purchaser, Sellers and Sellers Representative (if necessary) shall (i) make or cause to be made all filings required of each of them or any of their respective Affiliates under the HSR Act or other Antitrust Laws with respect to the transactions contemplated hereby as promptly as practicable and, in any event, within ten (10) Business Days after the date of this Agreement in the case of all filings required under the HSR Act and within four (4) weeks in the case of all other filings required by other Antitrust Laws, (ii) comply at the earliest practicable date with any request under the HSR Act or other Antitrust Laws for additional information, documents, or other materials received by each of them or any of their respective Affiliates from the Federal Trade Commission or any other Governmental Body in respect of such filings or such transactions, and (iii) cooperate with each other in connection with any such filing (including, to the extent permitted by applicable Law, providing copies of all such documents to the non‑filing Parties prior to filing and considering all reasonable additions, deletions or changes suggested in connection therewith) and in connection with resolving any investigation or other inquiry of any of the Federal Trade Commission or other Governmental Body under the HSR Act or other applicable Antitrust Laws with respect to any such filing or any such transaction. Each such Party shall use commercially reasonable efforts to furnish to each other all information required for any application or other filing to be made pursuant to any applicable Law in connection with the transactions contemplated by this Agreement. Each such Party shall promptly inform the other Party of any oral communication with, and provide copies of written communications with, any Governmental Body regarding any such filings or any such transaction. No such Party shall independently participate in any formal meeting with any Governmental Body in respect of any such filings, investigation, or other inquiry without giving the other Party prior notice of the meeting and, to the extent permitted by such Governmental Body, the opportunity to attend and/or participate. Subject to applicable Law, Purchaser and Sellers Representative will consult and cooperate with one another in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any Party relating to proceedings under the HSR Act or other Antitrust Laws. Purchaser and Sellers Representative may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other under this Section 5.4 as “outside counsel only.” Such materials and the information contained therein shall be given only to the outside legal counsel of the recipient and will not be disclosed by such outside counsel to employees, officers, or directors of the recipient, unless express written permission is obtained in advance from the source of the materials. Sellers and Purchaser shall each pay, or reimburse the other, fifty percent (50%) of any filing fees in connection with the filings required under the HSR Act.
(b)    Purchaser and Sellers Representative shall each use commercially reasonable efforts to resolve such objections, if any, as may be asserted by any Governmental Body with respect to the transactions contemplated by this Agreement under the HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any other United States federal or state or foreign statutes, rules, regulations, orders, decrees, administrative or judicial doctrines or other Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade (collectively, the “Antitrust Laws”). In connection therewith, if any Legal Proceeding is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement as in violation of any Antitrust Law, Purchaser and Sellers Representative shall cooperate and use their respective commercially reasonable efforts to have vacated, lifted, reversed, or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents, or restricts consummation of the transactions contemplated by this Agreement; provided that in no event shall Purchaser or its Affiliates (including the Company as it relates to the period following the Closing) be required hereunder (i) to divest any businesses, services, products or assets owned or operated by Purchaser as of the date of this Agreement or (ii) to initiate or contest and defend any Legal Proceeding challenging any transaction contemplated by this Agreement. Purchaser and Sellers Representative shall each use their respective commercially reasonable efforts to take such action as may be required to cause the expiration of the notice periods under the HSR Act or other Antitrust Laws with respect to such transactions as promptly as possible after the execution of this Agreement.
Section 5.5    Further Assurances. Each Party shall use its commercially reasonable efforts to (i) take all actions necessary or appropriate to consummate the transactions contemplated by this Agreement, which shall include, without limitation, Sellers causing the Company to provide any information that Purchaser reasonably requests to obtain the financing necessary to consummate the transactions contemplated by this Agreement and (ii) cause the fulfillment at the earliest practicable date of all of the conditions to their respective obligations to consummate the transactions contemplated by this Agreement. If at any time after the Closing any further reasonable action is necessary or desirable to carry out the purposes and intents of this Agreement, each of the Parties will take such further action (including the execution and delivery of such further instruments and documents) as any other Party reasonably may request, all at the requesting Party’s expense (unless the requesting Party is entitled to indemnification therefor under Article VIII).
Section 5.6    Confidentiality.
(a)    Each Seller and Purchaser acknowledge that the information provided to it or any of its Representatives in connection with this Agreement and the transactions contemplated hereby is subject to the terms of the Non-Disclosure Agreement between Purchaser and the Company dated July 11, 2017, as amended by that certain Amended and Restated Non-Disclosure Agreement effective as of January 15, 2018 (as amended, the “Non-Disclosure Agreement”), the terms of which are incorporated herein by reference. Effective upon, and only upon, the Closing Date, the Non-Disclosure Agreement shall terminate with respect to information relating solely to the Company or the Business; provided, however, that (i) Purchaser acknowledges that any and all other Confidential Information provided to it or any of its Representatives by any Seller or any of its Representatives concerning Sellers, and (ii) Sellers acknowledge that any and all Confidential Information provided to them or any of their Representatives by Purchaser or any of its Representatives concerning Purchaser and its Affiliates, shall in each case remain subject to the terms and conditions of the Non-Disclosure Agreement after the Closing Date.
(b)    From and after the Closing, each Seller shall, and shall cause its respective Affiliates to, hold, and shall use its commercially reasonable efforts to cause its or their respective Representatives to hold, in confidence any and all confidential or proprietary information, whether written or oral, concerning the Business and the Company, except to the extent that any Seller can show that such information is generally available to the public as of the date of this Agreement, or at any subsequent date through no fault of any Seller or any of their Affiliates or Representatives. If any Seller or its Affiliates or Representatives receive a request to disclose any information by judicial or administrative process or by other requirements of Law, such Seller shall, to the extent legally permitted, promptly notify Purchaser in writing and shall disclose only that portion of such information such Seller is legally required to be disclosed; provided, that such Seller shall, at Purchaser’s expense, use commercially reasonable efforts to obtain an appropriate protective order or other reasonable assurance that confidential treatment will be accorded such information.

Section 5.7    Preservation of Records. Sellers and Purchaser agree that each of them shall preserve and keep the records held by it or their Affiliates relating to the Company for a period of seven (7) years from the Closing Date and shall make such records and personnel available to the other as may be reasonably required by such Party in connection with, among other things, any insurance claims by, Legal Proceedings or Tax audits against or governmental investigations of Sellers or Purchaser or any of their respective Affiliates or in order to enable Sellers or Purchaser to comply with their respective obligations under this Agreement and each other agreement, document or instrument contemplated hereby or thereby; provided, however, that nothing in this Section 5.7 shall require any Party to disclose information to the other Party if such disclosure would violate applicable Law. In the event any Seller or Purchaser wishes to destroy such records after that time, such Party shall first give ninety (90) days prior written notice to the other and such other Party shall have the right at its option and expense, upon prior written notice given to such Party within that ninety (90) day period, to take possession of the records within one hundred and eighty (180) days after the date of such notice.
Section 5.8    Publicity. Neither Sellers nor Purchaser shall issue any press release or public announcement concerning this Agreement or the transactions contemplated hereby without obtaining the prior written approval of the other Party, which approval will not be unreasonably withheld or delayed, unless such disclosure is otherwise required by applicable Law or by the applicable rules of any stock exchange on which a Party lists securities; provided, that the Party intending to make such release pursuant to applicable Law or applicable rules of any stock exchange shall use its commercially reasonable efforts consistent with such applicable Law and applicable rules of any stock exchange to consult with the other Party with respect to the text of such disclosure, including by allowing reasonable opportunity to review such proposed disclosure and implementing any changes reasonably requested by such other Party.
Section 5.9    No Shop. From and after the date hereof until the earlier of the termination of this Agreement and the Closing Date, Sellers shall not, and shall cause their Affiliates (including the Company) and their respective directors, managers, partners, officers and employees, and use commercially reasonable efforts to cause their respective Representatives not to, do any of the following, directly or indirectly, with or for the benefit of any third party (other than Purchaser regarding the transactions contemplated by this Agreement): (a) discuss, negotiate, authorize, assist, participate in, recommend, propose or enter into, either as the proposed surviving, merged, acquiring or acquired corporation or other entity, any transaction (or series of transactions) involving a merger, consolidation, reorganization, recapitalization, transfer, sale, conveyance, business combination, purchase or disposition of (i) all or any portion of the Business or all or any substantial portion of the assets or properties of the Company, or (ii) any membership or other equity interest in the Company (any such transaction, an “Acquisition Transaction”), or (b) facilitate, engage in, encourage, solicit or initiate discussions, negotiations or submissions of proposals or offers from any third party in respect of an Acquisition Transaction.
Section 5.10    Releases.
(a)    Effective as of the Closing, each Seller hereby irrevocably and unconditionally releases and discharges (on behalf of itself and its Affiliates) the Company and its

Representatives, successors, transferees and assignees, excluding Purchaser and its Affiliates (other than the Company) (collectively, the “Company Released Parties”), from any and all obligations (including indemnification obligations) and Liabilities, known and unknown, that have accrued or may accrue and that relate to acts or omissions relating to the Company, the Equity Interests, the Business or the Company’s assets, that occurred at or prior to the Closing, including any and all obligations and Liabilities, whether such obligations or Liabilities arise in tort, contract or statute, including all obligations or Liabilities (i) arising under each Company Released Party’s Governing Documents, any Contract or the Oklahoma Limited Liability Company Act or (ii) relating to actions or omissions of any Company Released Party, including those committed while serving in their capacity as Representatives of the Company or its Affiliates or similar capacities, and including in each case any and all obligations and Liabilities that such Person does not know or suspect to exist in such Person’s favor as of the date of this Agreement.
(b)    Each Seller hereby (i) waives any preferential purchase right, right of first refusal, right of first offer, buy-sell right, tag-along right, drag-along right, preemptive right, registration right or other right applicable to any previous issuance of interests of the Company or that could adversely affect the consummation of the transactions contemplated by this Agreement, including all such rights arising under any provision of the Company’s Governing Documents and (ii) agrees that the transfer of the Equity Interests contemplated by this Agreement is not void or voidable by reason of any restriction set forth in the Governing Documents of the Company.
(c)    Nothing in this Section 5.10 will be construed to release any Party from any Liabilities or obligations under this Agreement or the Purchaser Documents or Seller Documents to which such Party is a party.
Section 5.11    Transaction Expenses. Sellers shall (a) on or prior to the Closing Date, pay all Transaction Expenses for which the Company is liable and of which the Company or any Seller has received a request for payment in respect thereof prior to the Closing Date and (b) following the Closing Date, pay all Transaction Expenses for which the Company is liable and of which the Company or any Seller has received a request for payment in respect thereof on or after the Closing Date. Purchaser shall, and shall cause its Affiliates to, promptly forward to the Sellers Representative any request for payment of Transaction Expenses that is received by Purchaser or any of its Affiliates on or after the Closing Date.
Section 5.12    NYSE Listing. Prior to the Closing, Purchaser will use its best efforts to obtain approval for listing of the Purchaser Common Stock on the NYSE, subject to official notice of issuance.
Section 5.13    Financial Statements.
(a)    Sellers have made available to Purchaser true and complete copies of the Annual Financial Statements. Prior to the Closing, Sellers will deliver to Purchaser (i) the unaudited balance sheet of the Company as of September 30, 2017 and September 30, 2016, and (ii) the related unaudited statements of income and cash flows of the Company for the respective nine months then ended (the “Required Quarter Financial Statements”). Subject to Section 5.13(d) and unless otherwise directed in writing by Purchaser, Sellers shall retain Johnson, Miller & Co. to provide their audit report to Purchaser as soon as practicable, and shall use commercially reasonable efforts to cause Johnson, Miller & Co. to provide their audit report to Purchaser within thirty (30) days following the Closing, together with the financial statements for the year ended December 31, 2017 for the Company in a form that is acceptable to the SEC (the “2017 Financial Statements”). The 2017 Financial Statements shall be audited by Johnson, Miller & Co.. Subject to Section 5.13(d), Sellers shall use their commercially reasonable efforts to cooperate with any reasonable request by Purchaser for changes or modifications to such Annual Financial Statements, Required Quarter Financial Statements and 2017 Financial Statements so that such Annual Financial Statements, Required Quarter Financial Statements and 2017 Financial Statements are in a form that would satisfy the requirements of Item 9.01 of Form 8-K with respect to the financial statements of the business being acquired if included on a Form 8 K/A following the Closing.
(b)    Sellers hereby consent to the inclusion or incorporation by reference of the financial statements of the Company in any registration statement, offering memorandum, report or other filing of Purchaser, as to which such financial statements are required to be included or incorporated by reference to satisfy any rule or regulation of the SEC, to satisfy relevant disclosure obligations under the Securities Act or Exchange Act. Sellers shall use commercially reasonable efforts to cause the Company’s independent accountants to provide to Purchaser any consent necessary for the filing of such financial statements with the SEC.
(c)    From and after the date hereof, Sellers shall, and shall cause the Company to, reasonably cooperate and use commercially reasonable efforts to cause the Company’s independent accountant to reasonably cooperate with Purchaser in the preparation of unaudited pro forma statements of Purchaser that are derived in part from the financial statements of the Company, and that are (i) required to be included or incorporated by reference in any registration statement, offering memorandum, report or other filing of Purchaser to satisfy any rule or regulation of the SEC, or (ii) required to satisfy any disclosure obligations under the Securities Act or Exchange Act.
(d)    Purchaser shall promptly, upon request by Seller Representative from time to time, reimburse Sellers for all reasonable, documented out-of-pocket costs incurred by Sellers in connection with any such cooperation contemplated by this Section 5.13 (including reasonable attorneys’ and accountants’ fees), which, for the avoidance of doubt and notwithstanding anything to the contrary in this Agreement, shall not be considered Transaction Expenses.
Section 5.14    Financial Assurances. Purchaser shall cooperate with the Company and Hunter J. Morris and use its commercially reasonable efforts to amend or cancel existing personal guaranty agreements previously executed by Hunter J. Morris for the purpose of guaranteeing the obligations of the Company to its vendors, equipment lessors and vehicle lessors (the “H. Morris Guaranties”) such that Hunter J. Morris shall have no liability under the H. Morris Guaranties for obligations of the Company arising after the Closing. Purchaser shall have no obligation to take any such actions with respect to any obligations of the Company covered by such H. Morris Guaranties that arose prior to the Closing. Purchaser agrees to indemnify and hold Hunter J. Morris harmless from any Losses suffered or incurred by Hunter J. Morris arising from any claims made under the H. Morris Guaranties relating to any obligations of the Company after the Closing.

Purchaser’s indemnification obligation under this Section 5.14 shall not be subject to the any limitations set forth in Article VIII.
ARTICLE VI
EMPLOYEES AND EMPLOYEE BENEFITS
Section 6.1    Employee Benefits.
(a)    Except as provided in this Section 6.1, Purchaser shall provide, or cause to be provided, for a period of sixty (60) days following the Closing Date, to each of the Employees for so long as such Employees remain continuously employed from the Closing with the Company, Purchaser or other Subsidiary of Purchaser during such period, base salary or hour wage rates that are substantially equivalent to those provided to such Employee immediately prior to the Closing, subject to any reclassifications of employment status as may be required by applicable Law. Thereafter, Purchaser may integrate each of the Employees into the base salary and hourly wages available to similarly-situated employees of Purchaser and its Affiliates. With respect to the Employees identified on Schedule 6.1(a), Purchaser agrees to pay to each such Employee a sales commission consistent with that described on Schedule 6.1(a) with respect to such Employee for a period of twelve (12) months following the Closing, subject to such Employee remaining continuously employed by the Company, Purchaser or other Subsidiary of Purchaser during such twelve (12) month period. In addition, Purchaser shall cause the Company to continue to provide, except as provided in Section 6.1(b) below, to each of the Employees for so long as such Employees remain continuously employed from the Closing Date with the Company, Purchaser or other Subsidiary of Purchaser, other compensation and benefits as provided by the Company to the Employees immediately prior to the Closing until such time as such other compensation and benefits are transitioned to the Purchaser Plans. Following such transition, Purchaser shall provide, or cause to be provided, to each of the Employees for so long as such Employees remain continuously employed from the Closing Date with the Company, Purchaser or other Subsidiary of Purchaser, other compensation and benefits pursuant to the Purchaser Plans as Purchaser and its Affiliates make available to their similarly-situated employees, subject to the terms and provisions of the applicable Purchaser Plan; provided, that Purchaser shall not have any obligation to issue, or adopt any plans or arrangements providing for the issuance of, shares of capital stock, warrants, options or other rights in respect of any shares of capital stock of any entity or any securities convertible or exchangeable into such shares pursuant to any such plans or arrangements; provided, further, that no plans or arrangements of the Company providing for such issuance shall be taken into account in determining whether employee benefits are substantially equivalent in the aggregate.
(b)    For purposes of eligibility and vesting and for purposes of determining level of vacation (but not for vesting under equity, equity-based or similar incentive plans and not for benefit accrual, benefit levels or similar purposes under plans other than vacation) under the employee benefit plans of Purchaser that provide benefits to Employees and that are in effect on the Closing Date (the “Purchaser Plans”), Purchaser shall take commercially reasonable steps to credit each Employee with his or her years of service with the Company to the same extent as such Employee was properly credited for such service under any similar Employee Benefit Plan immediately prior to Closing, but only to the extent that (i) any applicable third party administrators and insurers consent thereto, (ii) such crediting would not result in duplication of benefits, and (iii) Sellers timely provide Purchaser with all information required by Purchaser to comply with these covenants. Following the Closing Date, in determining severance benefits available to Employees, Purchaser shall consider the Employees’ years of service with the Company when applying any applicable severance formulas. Purchaser shall take commercially reasonable steps to ensure the Purchaser Plans that provide medical benefits shall not deny Employees coverage on the basis of pre-existing conditions and shall credit such Employees for any deductibles and out-of-pocket expenses paid by such Employee under Employee Benefit Plan that provides medical benefits in the year of initial participation in the Purchaser Plans, in all cases, only to the extent (i) applicable third party administrators and insurers consent and (ii) Sellers timely provide Purchaser with all information required by Purchaser to comply with these covenants.
(c)    Nothing contained in this Agreement shall (i) confer upon any Employee any right with respect to continuance of employment by the Company, the Purchaser or any of its Affiliates, nor shall anything herein interfere with the right of the Company, the Purchaser or any of its Affiliates to terminate the employment of any of the Employees at any time after Closing, with or without cause, or (ii) create any third party beneficiary rights in any current or former employee, director or consultant, any beneficiary or dependents thereof, or any collective bargaining representative thereof, with respect to the compensation, terms and conditions of employment and benefits that may be provided to any current or former employee, director or consultant by the Purchaser or any of its Affiliates or under any benefit plan which the Company, Purchaser or any of their respective Affiliates may maintain.
ARTICLE VII
CLOSING; CONDITIONS TO CLOSING; TERMINATION
Section 7.1    Conditions Precedent to Obligations of Purchaser. The obligation of Purchaser to consummate the transactions contemplated by this Agreement is subject to the fulfillment, on or prior to the Closing Date, of each of the following conditions (any or all of which may be waived by Purchaser in whole or in part to the extent permitted by applicable Law):
(a)    (i) the representations and warranties of the Sellers set forth in Section 3.2 (Authorization) and Section 3.3 (Capitalization; Title to Equity Interests) shall be true and correct in all respects, (ii) the representations and warranties of Sellers set forth in this Agreement (other than Sections 3.2 and 3.3) that are qualified by materiality (whether by reference to the terms “material” or “Seller Material Adverse Effect,” any threshold amount or otherwise) shall be true and correct in all respects, and (iii) the representations and warranties of Sellers that are not so qualified by materiality (other than Sections 3.2 and 3.3) shall be true and correct in all material respects, in each case, as of the date of this Agreement and at and as of the Closing Date (except for representations and warranties that by their terms are made as of a specified date or period, which shall be true and correct only as of such specified date or period);
(b)    Sellers shall have performed and complied in all material respects with all obligations and agreements required in this Agreement to be performed or complied with by Sellers prior to the Closing Date;

(c)    between the date of this Agreement and the Closing Date, no Seller Material Adverse Effect shall have occurred;
(d)    each Seller shall have delivered to Purchaser a certificate dated the Closing Date, certifying the statements set forth in Section 7.1(a), Section 7.1(b) and Section 7.1(c) are true and correct;
(e)    there shall not be in effect any Order by a Governmental Body of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby;
(f)    the waiting period applicable to the transactions contemplated by this Agreement under the HSR Act shall have expired or early termination shall have been granted;
(g)    each Seller shall have delivered, or caused to be delivered, an assignment or similar instrument effecting the transfer of the Equity Interests to Purchaser, duly executed by each such Seller;
(h)    Purchaser shall have received resignation letters from each individual who serves as a director, manager or officer of the Company, in each case effective as of the Closing, pursuant to which each such individual resigns from his position as a director, manager or officer, as applicable, of the Company;
(i)    Sellers Representative shall have delivered, or caused to be delivered, payoff letters (the “Payoff Letters”) setting forth the payoff amount as of the Closing Date with respect to the Specified Indebtedness, releases of Liens and other documentation reasonably satisfactory to Purchaser confirming that (A) all Liens (other than Permitted Liens) arising under the Specified Indebtedness, including all UCC financing statements, encumbering any Equity Interests or assets or properties of the Company shall have been irrevocably released, and (B) the Company shall have been released from any liability with respect to the Specified Indebtedness;
(j)    Sellers shall have delivered to Purchaser the Lock-Up Agreements, duly executed by Sellers;
(k)    Purchaser shall have bound coverage under the R&W Policy in accordance with the terms set forth in this Agreement;
(l)    Sellers Representative shall have delivered to Purchaser the Retention Escrow Agreement duly executed by Sellers Representative;
(m)    Sellers Representative shall have delivered to Purchaser the Indemnity Escrow Agreement duly executed by Sellers Representative;
(n)    each Seller shall, as applicable, have delivered a certificate of good standing and legal existence of such Seller and the Sellers Representative shall have delivered a certificate of good standing and legal existence the Company, in each case issued by the Secretary of State or similar Governmental Body of the jurisdiction of formation or incorporation of such Seller and the Company, as of a date within five (5) Business Days preceding the Closing Date;
(o)    Sellers shall have delivered (i) a certificate from each applicable transferor in the form specified in Treasury Regulation Section 1.1445-2(b)(2)(iv) that such entity is not a “foreign person” within the meaning of Section 1445 of the Code and (ii) a properly completed and executed Form W-9;
(p)    Sellers Representative shall have delivered evidence satisfactory to Purchaser that all Consents listed on Schedule 7.1(p) have been received or given;
(q)    Sellers Representative shall have delivered the original minute books of the Company and any Books and Records that may be in the possession or under the control of Sellers or any of their Affiliates, other than any books and records that Sellers or any of their Affiliates are required by Law to retain the originals of, in which case copies thereof shall be delivered to Purchaser (it being understood that Sellers shall not be required to deliver the minute books and any Books and Records which are already within the possession or control of the Company); provided, that Sellers and their Affiliates shall have reasonable access to, or the right to retain a copy of, all Books and Records delivered to Purchaser to the extent reasonably necessary for, and for use solely in connection with, Tax, regulatory or litigation purposes;
(r)    each Seller shall have delivered a certificate, dated as of the Closing Date and duly executed by the Secretary or other authorized officer of such Seller, certifying (A) that a true, complete and correct copy of the resolutions of the governing body of such Seller, authorizing the execution, delivery and performance by such Seller of this Agreement and the Seller Documents to which such Seller is a party, and the consummation of the transactions contemplated hereby and thereby, is attached thereto, and that such resolutions have not been amended, modified or rescinded and remain in full force and effect on the Closing Date, and (B) the names and signatures of the officer(s) of such Seller authorized to execute this Agreement and each Seller Document to which such Seller is a party;
(s)    Sellers Representative shall have delivered a certificate, dated as of the Closing Date and duly executed by the Secretary or other authorized officer of the Company, certifying that a true, complete and correct copy of the Company’s Governing Documents, as amended and in effect on the Closing, is attached thereto;
(t)    immediately prior to the Closing, the Sellers shall have caused the Company to pay a bonus in the amount of $750,000 to certain employees of the Company as previously disclosed by Sellers to Purchaser and the amount of such bonus shall not be a liability of the Company from and after the Closing; and
(u)    such other documents and instruments required to be delivered by the Sellers at Closing pursuant to this Agreement, and all such other agreements, certificates, documents and other instruments as Purchaser reasonably requests in writing and as are reasonably necessary to consummate the transactions contemplated by this Agreement and/or any of the Seller Documents, in each case, in form and substance reasonably satisfactory to Purchaser and its counsel.

Section 7.2    Conditions Precedent to Obligations of Each Seller. The obligations of each Seller to consummate the transactions contemplated by this Agreement are subject to the fulfillment, prior to or on the Closing Date, of each of the following conditions (any or all of which may be waived by each Seller in whole or in part to the extent permitted by applicable Law):
(a)    (i) the representations and warranties of the Purchaser set forth in Section 4.2 (Authorization) and Section 4.9 (Issuance of Purchaser Common Stock) shall be true and correct in all respects, (ii) the representations and warranties of Purchaser set forth in this Agreement (other than Sections 4.2 and 4.9) that are qualified by materiality (whether by reference to the terms “material” or “Purchaser Material Adverse Effect,” any threshold amount or otherwise) shall be true and correct in all respects, and (iii) the representations and warranties of Purchaser that are not so qualified by materiality (other than in Sections 4.2 and 4.9) shall be true and correct in all material respects, in each case, as of the date of this Agreement and at and as of the Closing Date (except for representations and warranties that by their terms are made as of a specified date or period, which shall be true and correct only as of such specified date or period);
(b)    Purchaser shall have performed and complied in all material respects with all obligations and agreements required by this Agreement to be performed or complied with by Purchaser on or prior to the Closing Date;
(c)    between the date of this Agreement and the Closing Date, no Purchaser Material Adverse Effect shall have occurred;
(d)    Purchaser shall have delivered to Sellers a certificate of an executive officer thereof, dated the Closing Date, certifying to the effect that the statements set forth in Section 7.2(a), Section 7.2(b) and Section 7.2(c) are true and correct;
(e)    there shall not be in effect any Order by a Governmental Body of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby;
(f)    the waiting period applicable to the transactions contemplated by this Agreement under the HSR Act shall have expired or early termination shall have been granted;
(g)    Purchaser shall have bound coverage under the R&W Policy in accordance with the terms set forth in this Agreement;
(h)    Purchaser shall have delivered, or caused to be delivered, to each Seller a counterpart of the assignment or other instrument effecting the transfer of the Equity Interests to Purchaser, duly executed by Purchaser;
(i)    Purchaser shall have delivered, or caused to be delivered, to Sellers evidence of payment by wire transfer of the Closing Cash Consideration in accordance with Section 2.3;
(j)    Purchaser shall have delivered, or caused to be delivered, evidence of book-entry registration of the Purchaser Common Stock, in accordance with Section 2.3;

(k)    Purchaser shall have delivered to Sellers the Lock-Up Agreements, duly executed by Purchaser;
(l)    Purchaser shall have delivered to Sellers the Retention Escrow Agreement duly executed by Purchaser;
(m)    Purchaser shall have delivered to Sellers the Indemnity Escrow Agreement duly executed by Purchaser;
(n)    Purchaser shall have delivered a certificate of good standing and legal existence of Purchaser issued by the Secretary of State of the State of Delaware as of a date within five (5) Business Days preceding the Closing Date;
(o)    Purchaser shall have delivered a certificate, dated as of the Closing Date and duly executed by the Secretary of the Purchaser, certifying (A) that a true, complete and correct copy of the Purchaser’s Governing Documents, as amended and in effect on the Closing, is attached thereto, (B) that a true, complete and correct copy of the resolutions of the board of directors of the Purchaser, authorizing the execution, delivery and performance by the Purchaser of this Agreement and the Purchaser Documents, and the consummation of the transactions contemplated hereby and thereby, is attached thereto, and that such resolutions have not been amended, modified or rescinded and remain in full force and effect on the Closing Date, and (C) the names and signatures of the officer(s) of the Purchaser authorized to execute this Agreement and each Purchaser Document;
(p)    the shares of Purchaser Common Stock issuable to the Sellers at the Closing shall have been authorized for listing on the NYSE, subject to official notice of issuance; and
(q)    such other documents and instruments required to be delivered by the Purchaser at Closing pursuant to this Agreement, and all such other agreements, certificates, documents and other instruments as Sellers reasonably request in writing and as are reasonably necessary to consummate the transactions contemplated by this Agreement and/or any of the Purchaser Documents, in each case, in form and substance reasonably satisfactory to Sellers and their counsel.
Section 7.3    Frustration of Closing Conditions. Neither Sellers nor Purchaser may rely on the failure of any condition set forth in Section 7.1 or Section 7.2, as the case may be, if such failure was caused by such Party’s failure to comply with any provision of this Agreement.
Section 7.4    Closing Date. Subject to the satisfaction of the conditions set forth in Section 7.1 and Section 7.2 hereof (or the waiver thereof by the Party entitled to waive that condition), the closing of the transactions contemplated by this Agreement, including the purchase and sale of the Equity Interests (the “Closing”) shall take place at the offices of Haynes and Boone, LLP., 1221 McKinney Street, Suite 2100, Houston, Texas 77010 (or at such other place as Purchaser and Sellers Representative may designate in writing or remotely via electronic exchange of documents and signatures) at 10:00 a.m. (Houston time) on a date to be specified by Purchaser and Sellers Representative, which date shall be no later than the second (2nd) Business Day after satisfaction or waiver of the conditions set forth in Article VII (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), unless another time or date, or both, are agreed to in writing by Purchaser and Sellers Representative. The date on which the Closing shall be held is referred to in this Agreement as the “Closing Date.”
Section 7.5    Termination of Agreement. This Agreement may be terminated prior to the Closing as follows:
(a)    At the election of Sellers Representative or Purchaser on or after March 30, 2018 (the “Termination Date”), if the Closing shall not have occurred by the close of business on such date; provided, however, that the terminating Party is not in material default of any of its obligations hereunder; provided further that such date shall be automatically extended for sixty (60) days if only the conditions to Closing set forth in Section 7.1(f) and Section 7.2(f) remain unsatisfied or unwaived at the Termination Date;
(b)    by mutual written consent of Sellers Representative and Purchaser; or
(c)    by Sellers Representative or Purchaser if there shall be in effect a final nonappealable Order of a Governmental Body of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby; it being agreed that the Parties shall promptly appeal any adverse determination which is not nonappealable (and pursue such appeal with reasonable diligence).
Section 7.6    Procedure Upon Termination. In the event of termination and abandonment by Purchaser or Sellers Representative, or both, pursuant to Section 7.5, written notice thereof shall forthwith be given to the other Party, and this Agreement shall terminate, and the purchase of the Equity Interests hereunder shall be abandoned, without further action by any Party.
Section 7.7    Effect of Termination.
(a)    In the event that this Agreement is terminated in accordance with Section 7.5, then each of the Parties shall be relieved of their respective duties and obligations arising under this Agreement after the date of such termination and such termination shall be without liability to Purchaser or Sellers; provided, that (i) no such termination shall relieve any Party from liability for any breach of this Agreement and (ii) the obligations of the Parties set forth in Article IX hereof shall survive any such termination and shall be enforceable hereunder.
(b)    Nothing in this Section 7.7 shall relieve Purchaser or Sellers of any liability for a breach of this Agreement prior to the date of termination and the non‑breaching Party’s right to pursue all legal and equitable remedies will survive such termination. The damages recoverable by the non‑breaching Party shall include all attorneys’ fees reasonably incurred by such Party in connection with the transactions contemplated hereby. Nothing in this Section 7.7 shall be deemed to limit the rights of the Purchaser contained in Section 9.10.
ARTICLE VIII
INDEMNIFICATION

Section 8.1    Survival of Representations and Warranties.
(a)    Subject to the limitations and other provisions of this Agreement, the representations and warranties contained in Article III and Article IV and the right of any Person to assert any claim for indemnification or recovery in respect thereof pursuant to this Article VIII shall survive the Closing and shall remain in full force and effect until the date that is the twenty-four month anniversary of the Closing Date; provided that (i) the Fundamental Representations of Sellers and Purchaser shall survive the Closing indefinitely, (ii) the representations and warranties of Sellers set forth in Section 3.14 (Employee Benefits) and Section 3.9 (Taxes) shall survive the Closing until the expiration of the applicable statute of limitations plus ninety (90) days, and (iii) the representations and warranties of Sellers set forth in Section 3.18 (Environmental Matters) shall survive the Closing for a period of four (4) years following the Closing Date.
(b)    There shall be no time limit for any claim arising from or relating to fraud or intentional misrepresentation (collectively, “Fraud Claims”).
(c)    Except as otherwise specifically provided in this Agreement, (i) all covenants and agreements contained in this Agreement to be performed before the Closing shall survive the Closing for a period of twenty-four months following the Closing Date and (ii) all covenants and agreements contained in this Agreement to be performed at or after the Closing shall survive the Closing in accordance with their terms, or until the expiration of the applicable statute of limitations plus ninety (90) days. This Section 8.1 shall not in any manner limit the survival period for, or any Party’s right or ability to bring any claims for indemnification under this Agreement with respect to damages arising from or relating to, a breach or nonperformance of any covenant or agreement of the Parties contained in this Agreement or any of the other Seller Documents or Purchaser Documents which by its terms contemplates performance after the Closing.
(d)    No claim for indemnification may be brought against any Party under this Article VIII in respect of a breach of any representation, warranty, covenant or agreement contained in this Agreement after the expiration of the applicable survival period for such representation, warranty, covenant or agreement; provided, however, that if a claim for indemnification is made in accordance with the terms of this Agreement before the expiration of such applicable survival period, such claim shall survive and may be pursued until such time as it is fully and finally resolved.
Section 8.2    Indemnification by Sellers.
(a)    Subject to the other provisions of this Article VIII, from and after the Closing, Sellers hereby agree to jointly and severally indemnify and hold Purchaser, its Subsidiaries, their respective successors and permitted assigns and its and their Representatives (collectively, the “Purchaser Indemnified Parties”) harmless from and against any and all losses, Liabilities, obligations and damages (individually, a “Loss” and, collectively, “Losses”) for:
(i)    any inaccuracy in or breach of any of the representations or warranties of Sellers contained in Article III (other than the representations and warranties that relate specifically to a Seller contained in Section 3.1(a), Section 3.2, Section 3.3, Section 3.4 and Section 3.5) or in any certificate or instrument delivered by or on behalf of Sellers or the

Company pursuant to this Agreement as of the date that such representation or warranty was made or as if such representation or warranty was made on and as of the Closing Date (except for representations and warranties that expressly relate to a specified date, the inaccuracy in or breach of which will be determined with reference to such specified date);
(ii)    those matters set forth on Schedule 8.2(a)(ii);
(iii)    Company Taxes;
(iv)    Transaction Expenses; and
(v)    any breach of non-fulfillment of any covenant, agreement or obligation to be performed by the Sellers pursuant to this Agreement.
(b)    Subject to the other provisions of this Article VIII, from and after the Closing, each Seller shall severally, and not jointly, indemnify and hold the Purchaser Indemnified Parties harmless from and against any and all Losses for:
(i)    any inaccuracy in or breach of any of the representations and warranties of such Seller contained in Section 3.1(a), Section 3.2, Section 3.3, Section 3.4 and Section 3.5 or in any certificate or instrument delivered by or on behalf of such Seller pursuant to this Agreement, as of the date that such representation or warranty was made on and as of the Closing Date (except for representations and warranties that expressly relate to a specified date, the inaccuracy in or breach of which will be determined with reference to such specified date);
(ii)    any breach or non-fulfillment of any covenant, agreement or obligation to be performed by such Seller pursuant to this Agreement.
Section 8.3    Indemnification by Purchaser. Subject to the other provisions of this Article VIII, from and after the Closing, Purchaser hereby agrees to indemnify and hold each Seller, its successors and permitted assigns and its and their respective Representatives (collectively, the “Seller Indemnified Parties”) harmless from and against any and all Losses for:
(a)    any inaccuracy in or breach of any of the representations or warranties of Purchaser contained in Article IV or in any certificate or instrument delivered by or on behalf of Purchaser pursuant to this Agreement, as of the date such representation or warranty was made or as if such representation or warranty was made on and as of the Closing Date (except for representations and warranties that expressly relate to a specified date, the inaccuracy in or breach of which will be determined with reference to such specified date); and
(b)    any breach or non-fulfillment of any covenant, agreement or obligation to be performed by Purchaser pursuant to this Agreement.

Section 8.4    Indemnification Procedures.
(a)    In the event that any Legal Proceedings shall be instituted or that any claim or demand shall be asserted by any Person in respect of which payment may be sought under Section 8.2 or Section 8.3 hereof (regardless of the limitations set forth in Section 8.5) (an “Indemnification Claim”), the indemnified Party shall reasonably and promptly cause written notice of the assertion of such Indemnification Claim. The indemnifying Party shall have the right, at its sole option and expense, to be represented by counsel of its choice, and to defend against, negotiate, settle or otherwise deal with any Indemnification Claim which relates to any Losses indemnified against hereunder. If the indemnifying Party elects to defend against, negotiate, settle or otherwise deal with any Indemnification Claim which relates to any Losses indemnified against hereunder, it shall within twenty (20) days of receipt of notice of the Indemnification Claim notify the indemnified Party of its intent to do so. If the indemnifying Party elects not to defend against, negotiate, settle or otherwise deal with any Indemnification Claim which relates to any Losses indemnified against hereunder, the indemnified Party may defend against, negotiate, settle or otherwise deal with such Indemnification Claim. If the indemnifying Party shall assume the defense of any Indemnification Claim, the indemnified Party may participate, at his or its own expense, in the defense of such Indemnification Claim; provided, however, that such indemnified Party shall be entitled to participate in any such defense with separate counsel at the expense of the indemnifying Party if in the reasonable opinion of counsel to the indemnified Party a conflict or potential conflict exists between the indemnified Party and the indemnifying Party that would make such separate representation required; provided, further, that the indemnifying Party shall not be required to pay for more than one such counsel for all indemnified Parties in connection with any Indemnification Claim. The Parties agree to reasonably cooperate with each other in connection with the defense, negotiation or settlement of any such Indemnification Claim (including in relation to the R&W Policy and pursuit of claims thereunder). Notwithstanding anything in this Section 8.4 to the contrary, neither the indemnifying Party nor the indemnified Party shall, without the written consent of the other Party, settle or compromise any Indemnification Claim or consent to entry of any judgment unless the claimant and such Party provide to such other Party an unqualified release from all liability in respect of the Indemnification Claim. Notwithstanding the foregoing, if a settlement offer solely for money damages is made by the applicable third Party claimant, and the indemnifying Party notifies the indemnified Party in writing of the indemnifying Party’s willingness to accept the settlement offer and, subject to the applicable limitations of this Article VIII, pay the amount called for by such offer, and the indemnified Party declines to accept such offer, the indemnified Party may continue to contest such Indemnification Claim, free of any participation by the indemnifying Party, and the amount of any ultimate liability with respect to such Indemnification Claim that the indemnifying Party has an obligation to pay hereunder shall be limited to the lesser of (A) the amount of the settlement offer that the indemnified Party declined to accept or (B) the aggregate Losses of the indemnified Party with respect to such Indemnification Claim. If the indemnifying Party makes any payment on any Indemnification Claim, the indemnifying Party shall be subrogated, to the extent of such payment, to all rights and remedies of the indemnified Party to any insurance benefits or other claims of the indemnified Party with respect to such Indemnification Claim.

(b)    After any final decision, judgment or award shall have been rendered by a Governmental Body of competent jurisdiction and the expiration of the time in which to appeal therefrom, or a settlement shall have been consummated, or the indemnified Party and the indemnifying Party shall have arrived at a mutually binding agreement with respect to an Indemnification Claim hereunder, the indemnified Party shall forward to the indemnifying Party notice of any sums due and owing by the indemnifying Party pursuant to this Agreement with respect to such matter.
Section 8.5    Certain Limitations on Indemnification. The indemnification provided for in Section 8.2 and Section 8.3 shall be subject to the following limitations:
(a)    Sellers shall not be liable to the Purchaser Indemnified Parties for indemnification under Section 8.2(a)(i) until the aggregate amount of all Losses in respect thereof exceeds $350,000 (the “Basket”), at which time Sellers shall be required to pay or be liable only for indemnified Losses exceeding such amount. Notwithstanding the foregoing, the Basket shall not be applicable to any claims in respect of any Fundamental Representations of Sellers, representations of Sellers under Section 3.9 (Taxes) and Section 3.18 (Environmental Matters), claims for indemnification pursuant to Section 8.2(a)(ii), Section 8.2(a)(iii), Section 8.2(a)(iv), Section 8.2(a)(v) or Fraud Claims.
(b)    Purchaser shall not be liable to the Seller Indemnified Parties for indemnification under Section 8.3(a) until the aggregate amount of all Losses in respect thereof exceeds the Basket, at which time Purchaser shall be required to pay or be liable only for indemnified Losses exceeding such amount. Notwithstanding the foregoing, the Basket shall not be applicable to any claims in respect of any Fundamental Representations of Purchaser, claims for indemnification pursuant to Section 8.3(b) or Fraud Claims.
(c)    No Seller shall be liable to the Purchaser Indemnified Parties for indemnification under Section 8.2(b)(i) until the aggregate amount of all Losses in respect thereof exceeds the Basket, at which time such Seller shall be required to pay or be liable only for indemnified Losses exceeding such amount. Notwithstanding the foregoing, the Basket shall not be applicable to any claims in respect of any Fundamental Representations of a Seller, claims for indemnification pursuant to Section 8.2(b)(ii) or Fraud Claims.
(d)    With respect to Sellers’ indemnity obligations under Section 8.2(a)(i), the aggregate liability of Sellers to indemnify the Purchaser Indemnified Parties from and against any such Losses under Section 8.2(a)(i) shall not exceed the amount of the $7,000,000 (the “Indemnity Cap”); provided that the Indemnity Cap shall not be applicable to any claims in respect of any Fundamental Representations of Sellers, representations of Sellers under Section 3.9 (Taxes) and Section 3.18 (Environmental Matters), claims for indemnification pursuant to Section 8.2(a)(ii), Section 8.2(a)(iii), Section 8.2(a)(iv), Section 8.2(a)(v), Section 8.2(b) or Fraud Claims.
(e)    The source of indemnification of the Purchaser Indemnified Parties for any Losses pursuant to Section 8.2(a)(i) and Section 8.2(b)(i) that are covered by the R&W Policy shall (after satisfying the Basket, as and if applicable) be paid (i) first from the Retention Escrow Fund, (ii) then by the R&W Policy in accordance with the terms thereof and (iii) only to the extent such

Losses exceed the aggregate of both the amount of the remaining Retention Escrow Funds and the policy limit under the R&W Policy, jointly and severally from the Sellers, provided, that (x) with respect to any Losses under Section 8.2(a)(i), the aggregate liability of the Sellers shall not exceed the Indemnity Cap, and (y) in no event shall such recovery against a Seller exceed the portion of the Purchase Price actually received by such Seller.
(f)    The source of indemnification of Purchaser Indemnified Parties for any Losses pursuant to Section 8.2(a)(i) or Section 8.2(b)(i) that are not covered by the R&W Policy, or pursuant to Section 8.2(a)(iii), Section 8.2(a)(iv), Section 8.2(a)(v) or Section 8.2(b)(ii) shall (after satisfying the Basket, as and if applicable) be paid (i) first, from the Retention Escrow Fund and (ii) then jointly and severally by the Sellers, provided, that (x) with respect to any Losses under Section 8.2(a)(i), the aggregate liability of the Sellers shall not exceed the Indemnity Cap, and (y) in no event shall such recovery against a Seller exceed the portion of the Purchase Price actually received by such Seller.
(g)    The source of indemnification of Purchaser Indemnified Parties for any Losses pursuant to Section 8.2(a)(ii) shall be limited to the Indemnity Escrow Fund.
(h)    With respect to Purchaser’s indemnity obligations under Section 8.3, the aggregate liability of Purchaser to indemnify the Seller Indemnified Parties from and against any Losses shall not exceed the Indemnity Cap; provided that the Indemnity Cap shall not be applicable to any claims in respect of Fundamental Representations of Purchaser, claims for indemnification pursuant to Section 8.3(b) or Fraud Claims.
Section 8.6    Calculation of Losses. The amount of any Losses for which indemnification is provided under this Article VIII shall be net of any amounts actually recovered by the indemnified Party under the R&W Policy or otherwise with respect to such Losses (net of any Tax or expenses incurred in connection with such recovery). The indemnified Party shall use commercially reasonable efforts to obtain recovery of any Losses, as applicable, under all available insurance policies. If an insurance, indemnification or other recovery or redress is made by any indemnified Party with respect to any Losses, as applicable, for which any such Person has been indemnified hereunder and has received funds (or exercised set-off rights) in the amount of the Losses from an indemnifying Party, or portion thereof, then a refund equal to the aggregate amount of the recovery shall be made promptly to such indemnifying Party.
Section 8.7    Materiality Disregarded. Notwithstanding anything to the contrary in this Agreement, (i) in determining whether any breach of any representation or warranty in this Agreement has occurred and (ii) for purposes of determining the amount of any Losses attributable to the inaccuracy of any representation or warranty subject to indemnification under this Article VIII, all “Seller Material Adverse Effects,” “material,” “materiality,” “in all material respects,” and other like qualifications shall be disregarded.
Section 8.8    Tax Treatment of Indemnity Payments. Sellers and Purchaser agree to treat any indemnity payment made pursuant to this Article VIII as an adjustment to the Transaction Consideration for federal, state, local and foreign income Tax purposes.

Section 8.9    Exclusive Remedy. From and after Closing, other than with respect to Fraud Claims, claims for injunctive and other equitable relief, the Parties agree that the sole and exclusive remedy for any breach or inaccuracy, or alleged breach or inaccuracy, of any representation or warranty in this Agreement or any covenant or agreement to be performed on or prior to the Closing Date, shall be indemnification in accordance with this Article VIII. In furtherance of the foregoing and effective upon the Closing, the Parties hereby waive, to the fullest extent permitted by applicable Law, any and all other rights, claims and causes of action (including rights of contributions, if any), known or unknown, foreseen or unforeseen, which exist or may arise in the future, that it may have against the other Party not pursuant to the terms of this Article VIII, arising under or based upon any federal, state or local Law (including any Environmental Law or arising under or based upon any securities Law, common Law or otherwise), for any breach or inaccuracy, or alleged breach or inaccuracy, of any representation or warranty in this Agreement or any covenant or agreement to be performed on or prior to the Closing Date.
Section 8.10    R&W Policy. Purchaser shall cause the R&W Policy to be finally issued and coverage thereunder to be in full force and effect substantially contemporaneously with the execution of this Agreement, which R&W Policy shall be in a form reasonably satisfactory to Sellers Representative, and shall provide that the insurer under the R&W Policy shall have no rights of subrogation against any Party to this Agreement, any Representatives thereof, or the Company except against Sellers solely in the case of Sellers’ knowing and intentional fraud in connection with the transactions contemplated by this Agreement as determined by a final, non‑appealable order in a court of competent jurisdiction. The premiums, and all the other costs and expenses relating to the origination of the R&W Policy, including any underwriting fees, broker commissions and surplus lines taxes (the “R&W Policy Premium”), shall be paid fifty percent (50%) by each of the Sellers and Purchaser. Purchaser shall have the right to require Sellers to pay their portion at such time as required pursuant to the terms of the R&W Policy or to deduct such portion from the Closing Cash Consideration as provided in Section 2.3. Purchaser shall not amend, modify or otherwise change, terminate or waive any such subrogation provision, or any other provision, of the R&W Policy in a manner that would be adverse to any Seller or any Seller Indemnified Party, without the prior written consent of Sellers Representative.
ARTICLE IX
MISCELLANEOUS
Section 9.1    Sellers Representative.
(a)    The Sellers have agreed that it is desirable to designate Hunter J. Morris as representative to act on behalf of the Sellers for certain limited purposes as specified herein (in such capacity “Sellers Representative”). The designation of Hunter J. Morris as Sellers Representative is and shall be coupled with an interest, and, except as set forth in this Section 9.1, such designation is irrevocable and shall not be affected by the death, incapacity, illness, bankruptcy, dissolution or other inability to act of any Seller.
(b)    Sellers Representative shall have such powers and authority as are necessary to carry out the functions assigned to it under this Agreement; provided, however, that Sellers Representative shall have no obligation to act, except as expressly provided herein. Without limiting the generality of the foregoing, Sellers Representative shall have full power, authority and discretion after the Closing to negotiate and enter into amendments to this Agreement for and on behalf of Sellers. Sellers Representative shall have no liability to Purchaser, any Seller or the Company with respect to actions taken or omitted to be taken solely in its capacity as Sellers Representative. Any decision, act, consent or instruction of Sellers Representative (acting in its capacity as Sellers Representative) shall constitute a decision of all Sellers and shall be final, conclusive and binding upon each such Seller, and Purchaser, its Affiliates and their respective Representatives may rely upon any such decision, act, consent or instruction of Sellers Representative as being the decision, act, consent or instruction of each such Seller.
Section 9.2    Taxes.
(a)    Purchaser shall be responsible for, shall timely pay to the appropriate Governmental Bodies and shall indemnify and hold harmless the Sellers against all Transfer Taxes. Purchaser or Sellers (as required by applicable Law) shall file all necessary documents (including all Tax Returns) with respect to all such amounts in a timely manner. Purchaser and Sellers shall reasonably cooperate in good faith to minimize, to the extent permissible under applicable Law, the amount of any such Transfer Taxes.
(b)    For purposes of determining whether and to what extent a Liability for Taxes for a Straddle Period constitutes Company Taxes, the portion of any Tax that is allocable to the taxable period that is deemed to end on the Closing Date will be: (i) in the case of Property Taxes, deemed to be the amount of such Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of calendar days of such Straddle Period in the Pre-Closing Tax Period and the denominator of which is the number of calendar days in the entire Straddle Period, and (ii) in the case of all other Taxes, determined as though the taxable year of the Company terminated at the close of business on the Closing Date.
(c)    (d) Sellers Representative shall timely file all Tax Returns of the Company due on or before the Closing Date or that otherwise relate solely to Tax periods ending on or before the Closing Date and that are due after the Closing Date and Sellers shall timely pay any Taxes shown as due and owing on such Tax Returns. Sellers Representative shall deliver to Purchaser for Purchaser’s review and comment a copy of each such Tax Return at least thirty (30) days prior to the due date thereof (taking into account any extensions). Sellers Representative will incorporate all comments received from Purchaser with respect to such Tax Returns unless Sellers Representative disputes any such comments. Sellers Representative and Purchaser will promptly attempt to resolve any disputes with respect to any comments from Purchaser with respect to such Tax Returns; provided, that if they are unable to do so within five (5) days after delivery of such Tax Return by Sellers Representative to Purchaser, the filings will be made as proposed by Sellers Representative, and such disputed items will be further resolved through amendments to the Tax Returns with the amounts determined in the same manner as disputes with respect to the Allocation Statement under Section 2.7.
(i)    Purchaser shall prepare in a manner consistent with past practice all Tax Returns of the Company for a Straddle Period that are required to be filed after the Closing Date. Purchaser shall deliver to Sellers Representative for Sellers Representative’s

review and comment a copy of each such Tax Return at least thirty (30) days prior to the due date thereof (taking into account any extensions), Purchaser will incorporate all comments from Sellers Representative with respect to such Tax Returns unless Purchaser disputes any such comments. Purchaser and Sellers Representative will promptly attempt to resolve any disputes with respect to any comments from Sellers Representative with respect to such Tax Returns; provided, that if they are unable to do so within five (5) days after delivery of such Tax Returns by Purchaser to Sellers Representative, the filings will be made as proposed by Purchaser, and such disputed items will be further resolved through amendments to the Tax Returns with the amounts determined in the same manner as disputes with respect to the Allocation Statement under Section 2.7. Purchaser shall timely file all such Tax Returns and shall timely pay Taxes shown as due and owing thereon.
(iii)    Purchaser shall promptly reimburse Sellers for any Taxes (other than Company Taxes) paid by Sellers pursuant to this Section 9.2(c). Sellers shall promptly reimburse Purchaser for any Company Taxes paid by Purchaser pursuant to this Section 9.2(c).
(e)    Purchaser, the Company and their Affiliates, on the one hand, and Sellers and their Affiliates, on the other hand, shall promptly notify each other upon receipt by such Party of written notice of any inquiries, claims, assessments, audits or similar events with respect to Taxes relating to a Pre-Closing Tax Period (any such inquiry, claim, assessment, audit or similar event, a “Tax Matter”). Any failure to so notify the other Party of any Tax Matter shall not relieve such other Party of any liability with respect to such Tax Matters except to the extent such Party was actually and materially prejudiced as a result thereof. Sellers Representative shall have sole control of the conduct of all Tax Matters relating exclusively to a Tax period ending on or before the Closing date that, if successful, might reasonably be expected to result in an indemnity payment to Purchaser pursuant to Section 8.2, including any settlement or compromise thereof; provided, however, that Sellers Representative shall keep Purchaser reasonably informed of the progress of any such Tax Matter and shall not effect any such settlement or compromise without obtaining Purchaser’s prior written consent thereto, which shall not be unreasonably conditioned, withheld or delayed.
(f)    In the case of a Tax Matter relating exclusively to a Straddle Period, Sellers and Purchaser shall jointly control all proceedings taken in connection with any such Tax Matter including any settlement or compromise thereof; provided, however, that neither Sellers on one hand nor Purchaser on the other hand shall effect any such settlement or compromise without obtaining the other's prior written consent thereto, which shall not be unreasonably conditioned, withheld or delayed. Purchaser shall have sole control of the conduct of all Tax Matters that do not relate to a Pre-Closing Tax Period or Straddle Period, including any settlement or compromise thereof.
(g)    Sellers shall be entitled to the amount of any refund or credit of Taxes of the Company with respect to a Pre-Closing Tax Period (to the extent such Taxes were paid by the Company prior to the Closing), which refund or credit is actually recognized by Purchaser or its Affiliates (including the Company) within one year after the Closing Date, except to the extent such refund or credit arises as the result of a carryback of a loss or other tax benefit from a Tax period

(or portion thereof) beginning after the Closing Date or such refund or credit was included as an asset in the calculation of the Final Closing Net Working Capital. Purchaser shall pay, or cause to be paid, to Sellers any amount to which Seller is entitled pursuant to the prior sentence, less reasonable out-of-pocket costs incurred in obtaining such refund or credit, within five (5) Business Days of the receipt or recognition of the applicable refund or credit by Purchaser or its Affiliates. To the extent requested by Sellers, Purchaser will reasonably cooperate with Sellers in obtaining such refund or credit, including through the filing of amended Tax Returns for periods ending before or on the Closing Date or refund claims.
(h)    The Parties agree to furnish to each other, upon request, as promptly as practicable, such information and assistance relating to the Company as is reasonably necessary for the filing of all Tax Returns, and making of any election related to Taxes, the preparation for any audit by any Tax Authority and the prosecution or defense of any action, suit or proceeding related to Taxes involving the Company, and each shall execute and deliver such documents as are reasonably necessary to carry out the intent of this Section 9.2. The Party requesting such information and assistance shall reimburse the other Party for all reasonable expenses incurred in connection with providing such information and assistance.
(i)    For all United States federal income Tax purposes (and state and local Tax purposes where applicable), each Party intends and agrees to report the purchase and sale of the Equity Interests as (i) a sale of partnership interests by Sellers and (ii) a purchase of the assets of the Company by Purchaser, all consistent with Revenue Ruling 99-6, Situation 2. Each Party agrees not to take (and to cause each Affiliate thereof not to take) a United States federal, state, or local or franchise Tax position inconsistent with such treatment.
Section 9.3    Expenses. Except as otherwise provided in this Agreement, each of the Sellers and Purchaser shall bear its own expenses incurred in connection with the negotiation and execution of this Agreement and each other agreement, document and instrument contemplated by this Agreement and the consummation of the transactions contemplated hereby and thereby.
Section 9.4    Submission to Jurisdiction; Consent to Service of Process.
(a)    The Parties hereby irrevocably submit to the non‑exclusive jurisdiction of any federal or state court located within Houston, Texas over any dispute arising out of or relating to this Agreement or any of the transactions contemplated hereby and each Party hereby irrevocably agrees that all claims in respect of such dispute or any suit, action or proceeding related thereto may be heard and determined in such courts. The Parties hereby irrevocably waive, to the fullest extent permitted by applicable Law, any objection which they may now or hereafter have to the laying of venue of any such dispute brought in such court or any defense of inconvenient forum for the maintenance of such dispute. Each of the Parties agrees that a judgment in any such dispute may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.
(b)    Each of the Parties hereby consents to process being served by any Party to this Agreement in any suit, action or proceeding by the delivery of a copy thereof in accordance with the provisions of Section 9.7.

Section 9.5    Entire Agreement; Amendments and Waivers. This Agreement (including the Schedules and Exhibits hereto) and the Non-Disclosure Agreement represent the entire understanding and agreement between the Parties with respect to the subject matter hereof. This Agreement can be amended, supplemented or changed, and any provision hereof can be waived, only by written instrument making specific reference to this Agreement signed by the Party against whom enforcement of any such amendment, supplement, modification or waiver is sought, subject to the provisions of Section 9.1 with respect to the authority of the Sellers Representative. No action taken pursuant to this Agreement shall be deemed to constitute a waiver by the Party taking such action of compliance with any representation, warranty, covenant or agreement contained herein. The waiver by any Party of a breach of any provision of this Agreement shall not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach. No failure on the part of any Party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such Party preclude any other or further exercise thereof or the exercise of any other right, power or remedy.
Section 9.6    Governing Law. This Agreement shall be governed by and construed in accordance with the Laws of the State of Texas applicable to contracts made and performed in such state.
Section 9.7    Notices. All notices and other communications under this Agreement shall be in writing and shall be deemed given (i) when delivered personally by hand (with written confirmation of receipt), (ii) when sent by facsimile (with written confirmation of transmission), or (iii) one (1) Business Day following the day sent by overnight courier (with written confirmation of receipt), in each case at the following addresses or facsimile numbers (or to such other address or facsimile number as a Party may have specified by notice given to the other Party pursuant to this provision):
If to any Seller, to Sellers Representative:
Hunter J. Morris
914 Mays Drive
Midland, TX 79706
Facsimile: (___) ________
with a copy (which shall not constitute notice) to:
Hartzog Conger Cason & Neville
201 Robert S. Kerr Ave
1600 BOK Plaza
Oklahoma City, OK 73102
Attention: Rick Warren
Facsimile: (405) 996-3403

If to Purchaser, to:
TETRA Technologies, Inc.
Attn: President
24955 Interstate 45 North
The Woodlands, TX 77380
Facsimile: (281) 364-4398
With a copy (which shall not constitute notice) to:
TETRA Technologies, Inc.
Attn: General Counsel
24955 Interstate 45 North
The Woodlands, TX 77380
Facsimile: (281) 364-4398
Section 9.8    Severability. If any term or other provision of this Agreement is deemed by a Governmental Body of competent jurisdiction to be invalid, illegal, or incapable of being enforced by any Law or public policy, all other terms or provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal, or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.
Section 9.9    Binding Effect; Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns. Nothing in this Agreement shall create or be deemed to create any third party beneficiary rights in any person or entity not a Party to this Agreement except as provided below. No assignment of this Agreement or of any rights or obligations hereunder may be made by either Sellers or Purchaser, directly or indirectly (by operation of Law or otherwise), without the prior written consent of the other Parties and any attempted assignment without the required consents shall be void; provided, however, that the Sellers may assign all or a portion of their right to receive any future payment of the Earnout Amount without the prior consent of Purchaser. No assignment of any obligations hereunder shall relieve the Parties of any such obligations. Upon any such permitted assignment, the references in this Agreement to a Party shall also apply to any such assignee unless the context otherwise requires.
Section 9.10    Enforcement. The Sellers agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by Sellers or Sellers Representative in accordance with their specific terms or were otherwise breached and that any breach of this Agreement would not be adequately compensated by monetary damages. The Sellers acknowledge and agree that, prior to the valid termination of this Agreement, Purchaser shall, in the event of any breach by Sellers or Sellers Representative of any of their respective covenants or agreements set forth in this Agreement, be entitled to equitable relief, including an injunction or injunctions to prevent or restrain breaches of this Agreement, and to specifically enforce the terms and provisions of this Agreement to prevent breaches of, or to enforce compliance with, the covenants and agreements of the other under this Agreement. The Purchaser has specifically bargained for the foregoing right to specific performance of the obligations hereunder, in accordance with the terms and conditions of this Section 9.10.
Section 9.11    Counterparts. This Agreement may be executed in one or more counterparts (including electronic counterparts), each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement.
[Signature Page Follows]

IN WITNESS WHEREOF, this Agreement has been executed by or on behalf of each of the Parties as of the day first written above.
SELLERS:

SELLERS:

SWIFTWATER MANAGEMENT, LLC

By:	/s/Hunter Morris
Name:	Hunter Morris
Title:	Chief Executive Officer

CONSUL PROPERTIES L.L.C.

By:	/s/James W. Hatcher
Name:	James W. Hatcher
Title:	Managing Member

/s/Jack E. Counts, Jr.
Jack E. County, Jr., Individually

MARK W. FOWLER, INC.

By:	/s/ Mark W. Fowler
Name:	Mark W. Fowler
Title:	President

/s/ Hunter J. Morris
Hunter J. Morris, Individually

ROBERT P. GARIBAY LIVING TRUST

By:	/s/ Robert P. Garibay
Name:	Robert P. Garibay
Title:	Trustee

GRUBB INVESTMENTS, LLC

By:	/s/ Matthew K. Grubb
Name:	Matthew K. Grubb
Title:	Manager

JFB HOLDINGS, LLC

By:	/s/ John F. Burns, Jr.
Name:	John F. Burns, Jr.
Title:	Manager

/s/ John Morris
John Morris, Individually

ROBINSON AVENUE INVESTMENTS, LLC

By:	/s/ Randy Moore
Name:	Randy Moore
Title:	Manager

NATCHRIS LLC

By:	/s/ Eduardo Sanchez
Name:	Eduardo Sanchez
Title:	Manager

CIRCLE W CATTLE COMPANY INC.

By:	/s/ Brayden Woods
Name:	Brayden Woods
Title:	Chief Executive Officer

TOMA 318, LLC

By:	/s/ Mike McCoy
Name:	Mike McCoy
Title:	Manager

TTTIA, LLC

By:	/s/ Jeremy Ice
Name:	Jeremy Ice
Title:	Member

PURCHASER:

TETRA TECHNOLOGIES, INC.

By:	/s/ Matthew Sanderson
Name:	Matthew Sanderson
Title:	Senior Vice President

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